Exhibit 2.1

November 14, 2022

VENATOR MATERIALS PLC

and

The seller parties listed out in Schedule 1

(as the Sellers)

and

CATHAY PIGMENTS HOLDINGS LIMITED

(as the Purchaser)

SHARE PURCHASE AGREEMENT

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44.20.7710.1000

www.lw.com

Contact: Ed Barnett / Farah O’Brien

TABLE OF CONTENTS

Clause		Page

1.	DEFINITIONS AND INTERPRETATION	5
2.	SALE and purchase	19
3.	CONSIDERATION; CLOSING ESTIMATE	19
4.	ADJUSTMENT TO CONSIDERATION	20
5.	ALLOCATION OF CONSIDERATIOn	21
6.	CONDITIONs PRECEDENT	21
7.	TERMINATION	22
8.	RESTRUCTURING	23
9.	Wrong pockets	23
10.	employees and benefits	24
11.	PRE-COMPLETION OBLIGATIONS	25
12.	COMPLETION	30
13.	warranties and limitations on venator’s liability	31
14.	WARRANTIES AND LIMITATIONS ON PURCHASER’S LIABILITY	31
15.	POST-COMPLETION ARRANGEMENTS	32
16.	RESTRICTIVE COVENANTS	34
17.	INDEMNIFICATION	37
18.	tax matters	38
19.	ACCESS	43
20.	ANNOUNCEMENTS	43
21.	FURTHER ASSURANCE	44
22.	ENTIRE AGREEMENT	44
23.	WAIVER AND VARIATION	44
24.	INVALIDITY	45
25.	ASSIGNMENT AND SUCCESSORS	45
26.	PAYMENTS and SET OFF	46
27.	NOTICES	46
28.	COSTS	48
29.	RIGHTS OF THIRD PARTIES	48
30.	COUNTERPARTS	48
31.	GOVERNING LAW AND JURISDICTION	48
Schedule 1		48
	PARTICULARS OF THE SELLERS
Schedule 2		46
	PARTICULARS OF THE target group

Schedule 3	53
PRE-COMPLETION OBLIGATIONS
Schedule 4	56
COMPLETION OBLIGATIONS
Schedule 5	59
THE WARRANTIES
Schedule 6	90
LIMITATIONS ON LIABILITY
Schedule 7	96
completion Statement
Schedule 8	100
Schedule 9	101
properties
Schedule 10	103
Material REGISTERED IP
Schedule 11	122
INSURANCE POLICIES
Schedule 12	128
O&A Employees
Schedule 13	129
RESTRUCTURING PLAN
Schedule 14	145
INITIAL ALLOCATION
Schedule 15	147
VENATOR TRADE MARK AND DOMAIN NAME
Schedule 16	148
[Reserved]
Schedule 17	149
Tax
Schedule 18	158
THIRD PARTY Consent
Schedule 19	159
MATERIAL EMPLOYEE BENEFIT PLANs
Schedule 20	160
Closing Indebtedness
Schedule 21	162
eNVIRONMENTAL INDEMNITY
Schedule 22	165
German PLTA TErmination
Schedule 23	171
key terms of transitional services agreement

THIS AGREEMENT is made on November 14, 2022.

BETWEEN

(1)	VENATOR MATERIALS PLC, a company incorporated in England and Wales with registered company number 10747130 and having its registered office at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom (“Venator”);

(2)	Each of the persons named in Schedule 1 hereto under the column headed “SELLERS” (collectively, the “Sellers” and each, a “Seller”); and

(3)	CATHAY PIGMENTS HOLDINGS LIMITED, a company incorporated in the British Virgin Islands, with registered number 148845 and having its registered office at Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

WHEREAS

(A)	The Seller Group currently operates the Business (as defined below) substantially through the Target Group Companies (as defined below) and intends to complete the Restructuring (as defined below) in contemplation of the Purchaser acquiring the Business.

(B)	In connection with the Purchaser acquiring the Business, each of the Sellers wishes to sell, and Venator wishes to procure that each of the Sellers shall sell, and the Purchaser wishes to purchase, the relevant Shares (as defined below), set forth against its name in Schedule 1, in accordance with and subject to the terms and conditions of this Agreement.

(C)	At Completion, applicable members of the Seller Group and the Target Group will enter into, amongst other things, a Transitional Services Agreement.

NOW THEREFORE, in consideration of the mutual promises herein made, and in consideration of the warranties and covenants herein contained, the parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Accounting Principles” has the meaning given to it in paragraph 3.1(a) of Schedule 7;

“Accounts” means unaudited consolidated carve-out financial statements of the Target Group, comprising the unaudited consolidated balance sheets, income statements and cash flow statements, together with the accompanying notes contained therein as at and for the 12-month period ended on, 31 December 2020 and 31 December 2021, and made available in the Data Room with document reference 15.7 (tabs 2020 BS, 2020 CF and 2020 IS for the 31 December 2020 Accounts and tabs 2021 BS, 2021 CF and 2021 IS for the 31 December 2021 Accounts) prepared in accordance with U.S. GAAP;

“Accounts Payables” means the external payables composed of purchase payables, other payables and capital accruals;

“Accounts Receivables” means the external receivables composed of “receivables - trade ”, “receivables – reserves” (i.e. – allowance for doubtful accounts), “other receivables” and “receivables - taxes other than income”;

“Audited Accounts” means collectively, the Audited 2019 Accounts, Audited 2020 Accounts and Audited 2021 Accounts;

“Audited 2019 Accounts” means, the audited accounts of the PRC Target, the Italian Target, the Australian Target Group Companies and Venator GmbH & Co, comprising the balance sheets, income statements and cash flow statements, together with the accompanying notes contained therein as at, and for the 12-month period ended on 31 December 2019, and made available in the Data Room with folder reference 2.13.1;

“Audited 2020 Accounts” means, the audited accounts of the PRC Target, the Italian Target, the Australian Target Group Companies and Venator GmbH & Co, comprising the balance sheets, income statements and cash flow statements, together with the accompanying notes contained therein as at, and for the 12-month period ended on 31 December 2020, and made available in the Data Room with folder reference 2.13.2;

“Audited 2021 Accounts” means, the audited accounts of the PRC Target, the Italian Target, the Australian Target Group Companies and Venator GmbH & Co, comprising the balance sheets, income statements and cash flow statements, together with the accompanying notes contained therein as at, and for the 12-month period ended on 31 December 2021, and made available in the Data Room with folder reference 2.13.3;

“Affiliate” means, in respect of any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with such person. For the purposes of the foregoing, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities, by Contract or otherwise;

“Agreed Form” means, in relation to a document, the form of that document which has been agreed by or on behalf of Venator and the Purchaser;

“Assets” means all properties, assets, privileges, rights, interests and claims, of every type and description, whether personal or proprietary, tangible or intangible;

“Authority” means any competent regional, provincial, national, federal, state, local or foreign government, or any supranational organization or authority, or any other competent body or authority entitled to exercise any governmental, administrative, executive, legislative, supervisory, regulatory, judicial, disciplinary, enforcement or taxing authority or power, any competent court or tribunal, or any competent arbitrator or arbitral body or authority, or any political or other division, subdivision, commission, department, bureau, branch, board, agency or instrumentality of any of the foregoing;

“Australian Target Group Companies” means Venator Australia Pty Ltd and Venator Pigments Pty Ltd;

“Business” means the business, whether conducted by the Target Group and/or the Seller Group (to the extent the Restructuring has not completed) through the Properties, as of Completion and in the eighteen (18) months prior thereto, of producing, manufacturing, marketing, developing and selling:

(a)	synthetic iron oxide pigments;

(b)	carbon black pigments;

(c)	pigment dispensing systems; and

(d)	complex inorganic colour pigments, but only to the extent conducted at the Kidsgrove Property;

but in each case excluding:

(1)	any business conducted at the Seller Group’s Comines site;

(2)	any business relating to ultramarine pigments;

(3)	any business related to manganese pigments of the Seller Group;

(4)	any business conducted at the Seller Group’s Birtley Site and Driers Site (as such terms are defined in Schedule 13); and

(5)	the Retained Blends Business (as such terms are defined in Schedule 13);

“Business Assets” means all Assets of the Target Group and the Seller Group, in each case, used in or by the Business (provided that any such Assets of the Seller Group are used predominantly in or by the Business), including such Assets to be restructured and/or contributed to the Target Group pursuant to the Restructuring;

“Business Confidential Information” has the meaning given to it in Clause 16.3(a);

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which commercial banks in London, New York, Hong Kong (not including any day on which a tropical cyclone warning no. 8 or above or a “black” rain warning signal is hoisted in Hong Kong at any time between 9:00 am and 5:00 pm Hong Kong time), Germany, Italy, and PRC are open for ordinary business to the general public;

“Business Employee” means a current employee of any member of the Seller Group (excluding each Target Group Company) who is primarily dedicated to the Business (other than an O&A Employee);

“Business Seller Group Member” means any member of the Seller Group solely in respect of or in the course of their activities in relation to the Business or their employment or engagement of any Business Employee, including ownership of Business Assets and “Business Seller Group” shall be construed accordingly;

“Business Service Provider” means a current individual independent contractor and other non-employee service provider of any member of the Seller Group or any Target Group Company who is primarily dedicated to the Business;

“Cash” means, without duplication, (i) cash on hand, (ii) cash credited to any account with a bank or other financial institution, and any securities with a maturity of less than twelve (12) months which are readily convertible into cash, including all interest accrued thereon and (iii) in the case of any such amounts the extraction of which from any Target Group Company by way of dividend (through any intermediate entities) to the Purchaser immediately following Completion would give rise to a Tax withholding or other Tax liability, minus the maximum amount of such Tax withholding or Tax liability which would be incurred on extracting such amounts, as reduced under the provisions of any double tax treaty (as mutually agreed to by the Parties to be applicable); but, in each case of the foregoing, excluding any Restricted Cash;

“Claim” means any demand or claim (whether in contract or otherwise) arising in connection with or pursuant to this Agreement;

“Closing Cash” means the aggregate amount of Cash of the Target Group as of the Effective Time;

“Closing Indebtedness” has the meaning given thereto in Schedule 20;

“Closing Primary Working Capital” means the Primary Working Capital as at the Effective Time and as determined in accordance with the Accounting Principles;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Companies Act” means the United Kingdom Companies Act 2006;

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement;

“Completion Date” has the meaning given to it in Clause 12.1;

“Completion Statement” has the meaning given to it in paragraph 1.1 of Schedule 7;

“Confidentiality Agreement” means the mutual Confidentiality Agreement dated 4 October 2021, by and between Venator and the Purchaser, as amended;

“Consideration” has the meaning given to it in Clause 3.1;

“Contract” means any contract, agreement, undertaking, understanding, commitment, indenture, note, bond, loan, instrument, lease, mortgage, deed of trust, franchise, license or other legally binding arrangement, whether written or oral;

“Customer” has the meaning given to it in Clause 16.1(b)(i);

“Data Room” means the virtual data room hosted by Drooms in connection with the Transactions comprising documents and other information made available by the Seller Group in relation to the Business and the Target Group Companies to which the Purchaser and its advisers have been granted access for the purposes of the Transactions prior to the date of this Agreement;

“Debt Financing” means any financing provided to the Purchaser for the purposes of paying any or all of the Consideration hereunder and/or paying other funds required by the Transactions or paying costs, fees, reserves, interest and expenses in connection with such financing;

“Disagreement Notice” has the meaning given to it in paragraph 1.4 of Schedule 7;

“Disclosed” means fairly disclosed with sufficient detail as would enable a reasonable purchaser to be able to identify the fact, matter, circumstance or other information so disclosed or concerned (including the nature and scope thereof) and its relevance to the Warranties;

“Disclosed Litigation” means the claim described in Clause 16.1 of the Disclosure Letter as having been filed in February 2021;

“Disclosure Letter” means the disclosure letter delivered by or on behalf of Venator and the Sellers to the Purchaser immediately before the signing of this Agreement;

“Dispute” has the meaning given to it in Clause 31.3;

“Effective Time” means 11:59 p.m. (local time with respect to the accounts for each Target Group Company) on the day prior to the Completion Date;

“Employee” means Business Employee, any current employee of any Target Group Company and any O&A Employee;

“Employee Benefit Plan” means any benefit or compensation plan, program, policy, practice, contract, agreement or other arrangement, covering U.S. Employees, former U.S. employees of any Target Group Company, U.S. Business Service Providers or U.S. Former Contractors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and all other “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, consulting, retirement, severance, termination, retention, change in control, deferred compensation, defined contribution, pension, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, commission, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other compensation or benefit plan, program, policy, practice, contract, agreement or other arrangement, of any kind, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to by a Business Seller Group Member or the Target Group Companies, or with respect to which any liability is borne by the Target Group Companies, but excluding any such plans, programs or arrangements which do not relate to the Business, are maintained or sponsored by an Authority or required to be maintained for the benefit of Employees (or former employees of any Target Group Company) and/or Business Service Providers by applicable Laws (Schedule 19 sets forth the name of each material Employee Benefit Plan as of the date hereof, and indicates which Employee Benefit Plans are sponsored or maintained by a Target Group Company);

“Encumbrance” means any mortgage, claim, charge (whether fixed or floating), debenture, pledge, lien, license, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance, security agreement or any other restriction or covenant with respect to, or condition governing the use, construction, voting (in respect of shares), transfer, receipt of income or exercise of any other attribute of ownership of the relevant asset or any other arrangement securing, or conferring any priority of payment in respect of, any obligation of any person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under Laws;

“Environmental Indemnity” has the meaning given to it in paragraph 2 of Schedule 21;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with another employer (whether or not incorporated) as a “single employer” within the meaning of Section 414 of the Code;

“Exchange Rate” means, with respect to a particular currency for a particular day, the USD foreign exchange reference rate published by Bloomberg or another reputable quotation service mutually agreed by the parties;

“Excluded Liabilities” means any and all Liabilities unrelated to the Business or arising from or related to any Assets (other than a Business Asset) and such other Liabilities as are agreed between parties to be retained by or transferred to the Seller Group;

“Final Allocation” has the meaning given to it in Clause 5.3;

“Finance Documents” has the meaning given to it in paragraph 13.1 in Part 3 of Schedule 5;

“Former Contractor” means a former individual independent contractor or other non-employee service provider of any Target Group Company;

“Fundamental Warranties” means the Warranties in Part 2 of Schedule 5;

“General Warranties” means the Warranties in Part 3 of Schedule 5;

“German Fiscal Unities” has the meaning given to it in Schedule 22;

“German Seller” means Venator Holdings Germany GmbH;

“German Targets” means Venator Pigments Holding GmbH and Silo Pigmente GmbH, whose details are set out in Part 1 of Schedule 2;

“German Tax Group Returns” means any Tax Returns of the German Targets for all taxable periods of the German Targets ending on or before 31 December 2022 relating to the German Fiscal Unities;

“German Transfer Deed” means a notarial transfer deed in the Agreed Form to be executed by the German Seller and the Purchaser (or its permitted assignee) in relation to the German Targets recorded by a German notary pursuant to which the relevant Shares in the German Targets are transferred;

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Authority;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“In-scope calculation ” means R0103 Venator Americas LLC, R0122 Venator Pigments Pty Ltd, R0123 Venator Australia Pty Ltd, R0114 Venator Pigments (UK) Limited, R0119 Excalibur Realty UK Limited, R0101 Inorganic Pigments Limited, R9023 Creambay Limited, R9012 Venator Pigments S.r.l., (Holdco) (formerly Venator Pigments S.p.A., (Holdco)), R0113 Venator Pigments S.r.l. (formerly Venator Pigments S.p.A.), R0127 Venator Pigments Taicang Company Limited, R0110 Silo Pigmente GmbH, R9011 Venator Pigments Holding GmbH, R0112 Venator Pigments GmbH & Co KG;

“Indebtedness” means (a) any borrowing or indebtedness in the nature of borrowing including any indebtedness for monies borrowed or raised from any bank or other financial institution, hire purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transactions having the commercial effect of a borrowing, (b) any obligations evidenced by bonds, notes, debentures, mortgages or other similar instruments, (c) any obligations under letters of credit or other similar facilities to the extent drawn, (d) any guarantee of, and any accrued interest, fees and charges, in each case, in respect of any of the foregoing and (e) any prepayments and penalties due and payable, and any other fees, expenses, indemnities and other amounts due and payable as a result of the prepayment or discharge of any of the foregoing;

“Indemnified Persons” or “Indemnified Person” has the meaning given to it in Clause 17.1;

“Information Technology” means computer servers, networks, data communication lines, software, code, systems, hardware and other information technology and telecommunications equipment that are used or held for use by the Business;

“Initial Allocation” has the meaning given to it in Clause 5.1;

“Initial Consideration” has the meaning given to it in Clause 3.3;

“Insurance Policies” means the insurance policies set out in Schedule 11, in each case maintained by Venator and covering the Target Group as at the date of this Agreement;

“Interim Accounts” means the unaudited consolidated interim carve-out financial statements of the Target Group, comprising unaudited consolidated balance sheets, income statements and cash flow statements, together with the accompanying notes contained therein as at and for the 6-month period for the financial period ended on the Interim Accounts Date and made available in Data Room with document reference 15.7 (tabs 2022-06 BS, 1H22 CF, 2022-06 IS) prepared in accordance with U.S. GAAP;

“Interim Accounts Date” means 30 June 2022;

“Inventory” means raw materials, work in progress, finished goods and other inventory;

“Italian Civil Code” means the Italian civil code, enacted with Royal Decree No. 262 of 16 March 1942;

“Italian Deed of Transfer” means the deed of transfer in the Agreed Form to be executed between the Italian Seller and the Purchaser (or its permitted assignee) before the Italian notary public to be appointed by the Purchaser, for the purposes of article 2470 of the Italian Civil Code, to duly transfer all title and property to the Shares in the Italian Target;

“Italian Seller” means Venator Italy S.r.l;

“Italian Target” means Venator Pigments S.r.l., whose details are set out in Part 1 of Schedule 2;

“Laws” means all applicable federal, state, local, international, supranational, national, regional or foreign law (including common law), legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, rules, by-laws, statutory guidance notes, statutory circulars and other legislative measures or decisions having the force of law or other legally binding provisions or instruments, treaties, conventions and other agreements between states, or between states and supranational bodies, customary law and equity and all civil or other codes and all other laws issued, enacted or imposed by any Authority of, or having legal effect in, any jurisdiction from time to time;

“Liabilities” means, with respect to any person, any liability or obligation of such person, whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under U.S. GAAP to be accrued on the financial statements of such person;

“Long Stop Date” has the meaning given to it in Clause 7.1(b);

“Losses” has the meaning given to it in Clause 17.1;

“Management Accounts” means the unaudited monthly management accounts prepared in respect of the Target Group for the period from 1 January 2022 to 30 September 2022 inclusive;

“Material Adverse Change” means a change, effect or circumstance, that, when considered either individually or together, has had, or would reasonably be expected to have, a material adverse effect on, (x) the business, Assets, property, condition (financial or otherwise), operations or results of operations of the Business or the Target Group (taken as a whole) other than any such change, effect or circumstance resulting from any one or more of the following: (a) the effect of any change in the economies or securities or financial markets in general; (b) the effect of any change that generally affects the industry in which the Business or the Target Group operates; or (c) the effect of any change arising in connection with acts of God, earthquakes, hostilities, acts of war, sabotage, pandemics or terrorism or military actions; (d) the effect of any action taken by any member of the Target Group at the written request, or with the prior written consent, of the Purchaser or as otherwise expressly required by the terms of the Transaction Documents; provided that any such change, effect or circumstance set forth in the foregoing sub-clauses (a) through (c) will nonetheless be taken into account in determining whether a Material Adverse Change has occurred to the extent that it has a disproportionate effect on the Business or the Target Group (taken as a whole) relative to other participants in the industry in which the Business or the Target Group operates or (y) the ability of Venator to comply with the Fundamental Warranty set forth under Section 1.6 of Part 2 of Schedule 5 at Completion which means Venator is unable to consummate the Transactions;

“MOC” means the Ministry of Commerce of the People’s Republic of China or its competent local counterparts;

“O&A Employees” means the persons (with relevant employment details) listed in Schedule 12 hereto;

“Occurrence Policy” or “Occurrence Policies” has the meaning given to it in Clause 15.3;

“Ordinary Course Trading Arrangements” has the meaning given to it in Clause 11.9;

“Permitted Property Encumbrance” means, in respect of any Properties, any:

(a)	zoning, building, or other land use restrictions regulating the use or occupancy of the Properties or the activities conducted thereon which are imposed by any Authority;

(b)	covenants, stipulations, outgoings, burdens, rights of way, encumbrances, easements, restrictions and encroachments affecting title to the Properties;

(c)	statutory or common law encumbrances or liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar encumbrances and liens arising in the ordinary course of business and the existence of which does not constitute a breach or default under any applicable lease and the Liabilities in respect of which are not overdue or in default;

(d)	statutory liens for Taxes not yet due and payable or in respect of Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with applicable generally accepted accounting principles;

in each case, none of which, individually or in the aggregate: (i) interferes with or is violated by, in any material respect, the present use or occupancy of the applicable Property; or (ii) adversely affects the current use or the value of the applicable Property other than to an immaterial extent;

“PN 37” means the Announcement on Issues concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises (国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告) issued by the State Administration of Taxation of the People’s Republic of China on October 17, 2017, as amended;

“PN 37 Filing” has the meaning given to it in Clause 18.15;

“PRC” means the People’s Republic of China but solely for the purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“PRC Cash” means, without duplication, any cash on hand, cash credited to any account with a bank or other financial institution, and any securities with a maturity of less than twelve (12) months which are readily convertible into cash, including all interest accrued thereon, held by the PRC Target;

“PRC Registration Documents” has the meaning given to it in Clause 6.3(e);

“PRC Seller” means Venator Far East Limited;

“PRC Target” means Venator Pigments Taicang Company Ltd, whose details are set out in Part 1 of Schedule 2;

“PRC Target Shares” means all of the equity interest in the PRC Target;

“PRC Tax Liabilities” has the meaning given to it in Clause 18.15;

“Pre-Completion Insurance Claim” has the meaning given to it in Clause 15.3;

“Pre-Completion Statement” has the meaning given to it in Clause 3.3;

“Pre-Completion Tax Matter” has the meaning given to it in Clause 18.4;

“Pre-Completion Tax Period” means any taxable period (including the portion of any Straddle Period) ending on or before the Completion Date;

“Pre-Completion Tax Returns” has the meaning given to it in Clause 18.1;

“Primary Working Capital” means the aggregate amount of all Accounts Receivables and Inventory less all Accounts Payables of the In-scope calculation, less the adjustment of the in-scope element of entity R0129 Venator Asia SDN BHD, plus the adjustment of out of scope element of the entity R0114 Venator Pigments (UK) Limited, plus the elimination of the unrealised intercompany profit in inventory;

“Proceeding” means any claim (including any counterclaim), action, demand, charge, complaint, application, arbitration, audit, hearing, investigation, inquiry, review, litigation, suit or proceeding (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard before an Authority;

“Purchaser” has the meaning given to it in the Preamble;

“Purchaser Group” means the Purchaser and each of its Affiliates including, for the avoidance of doubt, the Target Group Companies from Completion;

“Purchaser Group Holder” has the meaning given to it in Clause 9.1;

“Release” has the meaning given to it in Clause 11.10;

“Releasees” has the meaning given to it in Clause 11.10;

“Releasors” has the meaning given to it in Clause 11.10;

“Reporting Accountants” means a “Big 4” accounting firm independent with respect to the Purchaser Group and Seller Group, or if such person refuses engagement, such other independent expert in public accounting as is mutually acceptable to the Purchaser and Venator or, if the parties cannot mutually agree, an independent expert in public accounting to be jointly nominated pursuant to a process whereby each of the Purchaser and Venator nominate its own respective independent expert, who shall be directed to jointly agree on and nominate the expert who shall serve as the Reporting Accountants;

“Representatives” means, in relation to any person, its Affiliates and its and their respective directors, officers, employees, agents, consultants, brokers, potential financing sources, advisers and other persons authorized to act for or on behalf of the foregoing persons;

“Resigning Directors” means (i) the legal representative, the directors, the supervisor and the general manager of the PRC Target, (ii) such other directors and officers (or similar controllers) of the Target Group Companies as notified by the Purchaser to Venator at least ten (10) Business Days prior to Completion;

“Restricted Cash” means any cash which, at the relevant time, is not available for withdrawal and use due to any applicable Laws, contractual restriction or otherwise, including restrictions on dividends and repatriations or any other form of restriction, provided that this shall not include any cash which is restricted or not available for withdrawal and use due to Tax withholding or other Tax liability arising on its extraction nor, for the avoidance of doubt, PRC Cash solely due to the fact that is restricted or not available for withdrawal and use due to Tax withholding or other Tax liability arising on its extraction;

“Restructuring” means the restructuring of the Business involving the Business Seller Group and the Target Group, including certain inter-group transfers of Assets and liabilities, the separation of the Target Group Companies from the Seller Group’s Information Technology function (including Information Technology software, systems and services), and certain other actions, as set forth in the Restructuring Plan;

“Restructuring Expenses” has the meaning given to it in Clause 8.1(e);

“Restructuring Plan” means the plan appended hereto as Schedule 13;

“Rules” has the meaning given to it in Clause 31.2;

“SAMR” means the State Administration for Market Supervision;

“Seller Group” means Venator and each of its Subsidiaries but excluding the Target Group Companies;

“Seller Group Holder” has the meaning given to it in Clause 9.2;

“Seller Group Tax Returns” means any Tax Returns filed by (or as part of a combined, consolidated, affiliated or similar Tax group including) a member of the Seller Group;

“Seller Group Taxes” means any Tax that will be included in a Seller Group Tax Return;

“Sellers” has the meaning given to it in the Preamble;

“Sellers’ Bank Account” means such bank account as Venator may notify to the Purchaser in writing at least five (5) Business Days before the relevant date for any payment(s);

“Senior Employees” means Alison Calvert, Mike Corcoran, Samantha Little, Matthew Nicholson, Tim Smart and Ian Smith;

“Shares” means the entire issued share capital of each of the Target Companies, particulars of which are set out in Part 1 of Schedule 2;

“SIAC” has the meaning given to it in Clause 31.2;

“Straddle Period” has the meaning given to it in Clause 18.6;

“Straddle Period Tax Matter” has the meaning given to it in Clause 18.9;

“Straddle Period Tax Returns” has the meaning given to it in Clause 18.6;

“Subsidiaries” means, with respect to any specified person, any other person of which such specified person, directly or indirectly through one or more Subsidiaries, (a) owns at least fifty percent (50%) of the outstanding equity interests entitled to vote generally in the election of the board of directors or similar governing body of such other person, or (b) has the power to generally direct the business and policies of that other person, whether by Contract or as a general partner, managing member, manager, joint venture partner, agent or otherwise, including the entities listed in Part 2 of Schedule 2;

“Surviving Provisions” means the provisions of this Clause 1, Clause 20, Clauses 22 to 29 and Clause 31;

“Target Companies” means each of the companies whose details are set out in Part 1 of Schedule 2 and “Target Company” shall mean any one of them;

“Target Group Companies” or “Target Group” means the Target Companies and their respective Subsidiaries collectively, and each of them is a “Target Group Company”;

“Target Group Company 401(k) Plan” has the meaning given to it in Clause 10.1;

“Target Primary Working Capital” means $107,000,000;

“Target Transaction Expenses” means any costs, fees and expenses or liabilities of a Target Group Company in connection with the entering into and completion of the Transactions, including, without duplication: (a) any “single-trigger” severance, sale bonuses, change in control bonuses, retention bonuses or similar payments or fees, and any amounts payable to gross-up or make whole any person of income or excise Taxes imposed with respect to such payments, whether under Section 4999 of the Code or otherwise, that become payable (either alone or in combination with any other event) upon, by reason of or in connection with, the consummation of the Transactions and that were or are incurred by any Target Group Company upon or prior to the Completion, (b) any investment banking, accounting, brokers, consultancy, attorney or other professional or advisor fees, costs, disbursements, commissions and expenses incurred or payable by any Target Group Company with respect to the Transactions, (c) any Restructuring Expenses incurred or payable by any Target Group Company and (d) the employer portion of any payroll, employment, social security or similar Taxes attributable to any of the amounts described in the foregoing clauses (a), (b), and (c);

“Tax” means:

(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including, for the avoidance of doubt, payroll taxes and/or social security contributions (including employer’s social security contributions)); and

(b)	all related fines, penalties, charges and interest incidental or relating thereto,

imposed or collected by a Tax Authority, whether directly or primarily chargeable against, recoverable from or attributable to any of the Target Group Companies or another person, including as a result of being a member of a consolidated, unitary, affiliated or combined group of companies, being a successor or transferee, pursuant to a Contract or under applicable Law, in each case for any Tax period (and “Taxes” and “Taxation” shall be construed accordingly);

“Tax Authority” means any Authority competent to impose a liability for Taxes or is responsible for the administration and/or collection of Taxes or enforcement of any Laws relating to Taxes;

“Tax Claim” means a Tax Covenant Claim or a Tax Warranty Claim;

“Tax Covenant” means the covenants in respect of Tax set out in paragraph 2 of Schedule 17;

“Tax Covenant Claim” means a Claim under the Tax Covenant;

“Tax Liability Amount” means, without duplication, an amount (not less than zero in any jurisdiction) equal to the sum of the aggregate current accrued but unpaid income Taxes imposed on the Target Group for each applicable taxing jurisdiction attributable to Pre-Completion Tax Periods (determined, in the case of a Straddle Period, in accordance with Clause 18.12), provided, that such amounts shall be calculated (a) by including Taxes that have been deferred, by election or by operation of Law, from a Pre-Completion Tax Period to a taxable period (or portion thereof) beginning after the Completion Date which remain unpaid by the Target Group on the Completion Date, and (b) by otherwise excluding all deferred Taxes and deferred Tax assets, and further provided, that for the avoidance of doubt, the Tax Liability Amount shall not include any Tax for which any member of the Seller Group is primarily liable or any other Seller Group Taxes, in each case, for which the applicable Tax Authority has not initiated in writing enforcement or collection action against any Target Group Company with respect to such Tax as of the Completion Date; provided that, any Tax deductions or similar benefits arising in connection with the payment of the Target Transaction Expenses shall be taken into account in determining the Tax Liability Amount to the extent they are eligible under applicable law (with at least a “more likely than not” level of confident) to reduce the amount of Taxes that otherwise would be payable by a member of the Target Group (and that are not Seller Group Taxes) attributable to Pre-Completion Periods and are actually used to reduce such Taxes;

“Tax Return” means any return, declaration, report, notice, claim for refund, information return or statement relating to Taxes, including any schedule, supplement or attachment thereto, including any amendment thereof;

“Tax Warranties” means the Warranties in Part 4 of Schedule 5;

“Tax Warranty Claim” means a Claim for any breach of, or in accuracy in a Tax Warranty;

“Third Party Claim” has the meaning given to it in paragraph 10.2 of Schedule 6;

“Third Party Guarantees” means any guarantees, indemnities, letters of comfort and other credit support of any nature given:

(a)	to a third party by any of the Target Group Companies in respect of any obligation of a member of the Seller Group; or

(b)	to a third party by a member of the Seller Group in respect of any obligation of any of the Target Group Companies;

“Transaction Documents” means this Agreement, the Transitional Services Agreement, the Disclosure Letter and all other agreements and documents otherwise required in connection with implementing the Transactions and any and all exhibits and schedules thereto;

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Restructuring;

“Transitional Services Agreement” means the agreement for the provision of transitional services to be entered into between the applicable members of the Seller Group (including Venator) and the Target Group, in the Agreed Form, which shall reflect and otherwise be consistent with the key terms set forth in Schedule 23 unless otherwise agreed;

“UK Target” means Creambay Limited, whose details are set out in Part 1 of Schedule 2;

“US Target” means Venator Americas LLC, whose details are set out in Part 1 of Schedule 2;

“VAT” means value added tax, sales tax, use tax, transfer tax, goods and services tax or any similar Tax, whether chargeable in the United Kingdom or elsewhere;

“Venator Bonds” means (i) the 5.75% Senior Notes due 2025 issued by Venator Finance S.à r.l. and Venator Materials LLC pursuant to an indenture dated July 14, 2017, and (ii) 9.500% Senior Secured Notes due 2025 issued by Venator Finance S.à r.l. and Venator Materials LLC pursuant to an indenture dated May 22, 2020, in each case as may be amended or modified from time to time and including any Indebtedness the proceeds of which are used to redeem, refinance, replace, defease, discharge, refund, restate, substitute, modify or reissue or otherwise retire for value, in whole or in part, of such notes;

“Venator Financing Arrangements” means (i) the Term Loan Credit Agreement dated as of August 8, 2017 among, inter alios, Venator, the lender parties thereto and JPMorgan Chase Bank, N.A. (as administrative agent and collateral agent) and (ii) the Amended and Restated Revolving Credit Agreement dated as of October 15, 2021 among, inter alios, Venator and JPMorgan Chase Bank, N.A. (as administrative agent and collateral agent), in each case as amended and/or restated from time to time;

“Venator GmbH & Co.” means Venator Pigments GmbH & Co. KG;

“Venator’s Knowledge” means the actual knowledge, after reasonable investigation and due inquiry, of Bertrand Defoort, Kurt Ogden, Matthew Taylor, David Johnson, Nick Latham, Simon Turner, Jose Baeza (solely in respect of Information Technology Warranties), Jeff Pehrson (solely in respect of Tax Warranties) and Kevin Wilson (solely in respect of Employment and Pensions Warranties);

“Venator Response Period” has the meaning given to it in Clause 18.2(c);

“W&I Insurance” has the meaning given to it in Clause 11.12;

“W&I Insurance Premium Substitute” means $1,000,000;

“W&I Insurer” means the provider of the W&I Insurance;

“W&I Claims” has the meaning given to it in paragraph 7.1(a) of Schedule 6;

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, or any similar state, local, municipal, or non-U.S. Law;

“Warranties” means the warranties set forth in Schedule 5; and

“Warranty Claim” means a Claim for breach of a Warranty.

1.2	In this Agreement, unless the context otherwise requires:

(a)	every reference to a Law shall be construed also as a reference to all subordinate rules, regulations and legislations promulgated under such Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion provided that, as between the parties, no such amendment, consolidation, re-enactment or replacement made after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(b)	references to Recitals, Clauses and Schedules are references to recitals and clauses of and schedules to this Agreement, references to paragraphs and Parts are references to paragraphs and Parts of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(c)	references to the singular shall include the plural and vice versa and references to one gender include any other gender; whenever the context requires, any pronouns used herein shall also include the corresponding masculine, feminine or neuter forms;

(d)	references to a “party” means a party to this Agreement and includes its successors in title and permitted assigns;

(e)	references to a “person” includes any individual, partnership, association, body corporate, corporation, company, limited liability company, joint stock company, trust, joint venture, institution, state or agency of a state, Authority, unincorporated association or organisation or other entity of any kind, in each case whether or not having separate legal personality;

(f)	the expressions “body corporate”, “group undertaking”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Companies Act (provided that where a parent undertaking creates security over the shares of a subsidiary undertaking, that subsidiary shall be deemed not to cease being a subsidiary undertaking of the parent undertaking solely as a result of the creation of that security);

(g)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(h)	references to “$”, “US$”, “USD” or “dollars” are references to the lawful currency from time to time of the United States of America;

(i)	references to “£”, “GBP” or “Sterling” are references to the lawful currency from time to time of the United Kingdom;

(j)	references to “€”, “EUR” or “Euros” are references to the lawful currency from time to time of the euro area of the European Union;

(k)	for the purposes of applying a reference to a monetary sum expressed in USD, an amount in a different currency shall be deemed to be an amount in USD converted at the Exchange Rate at the relevant date;

(l)	references to times of the day are to London time unless otherwise stated;

(m)	all references in this Agreement to “days” refer to “calendar days” unless otherwise specified;

(n)	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;

(o)	references to something being “in writing” or “written” shall include any modes of representing or reproducing words in a visible, legible and non-transitory form that is capable of reproduction in hard copy form, including words transmitted by e-mail but excluding any other form of electronic or digital communication;

(p)	references to any English legal term for any action, remedy, method of judicial Proceeding, legal document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(q)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(r)	all references to “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way;

(s)	all obligations of Venator or any of the Sellers shall be deemed to be joint and several obligations of Venator and the Sellers;

(t)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the word “including” (in its various forms) shall be construed to mean “including, without limitation” and shall therefore not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; and

(u)	the words “either,” “or,” “neither,” “nor” and “any” are not exclusive.

1.3	The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4	Each of the Schedules and the Disclosure Letter shall for all purposes form part of this Agreement and are an integral part of this Agreement.

1.5	References to this Agreement or any other document include this Agreement or such other document as varied, modified, supplemented, amended or restated in accordance with its or their respective terms from time to time.

2.	SALE and purchase

On the terms and subject to the conditions of this Agreement, the Sellers shall sell and transfer, and the Purchaser shall, or shall procure that its designated Affiliate(s) shall, purchase and acquire, with effect from Completion, the Shares free and clear from all Encumbrances, and together with all rights that attach to them as at Completion including the right to receive all dividends and distributions declared, made or paid on or after Completion.

3.	CONSIDERATION; CLOSING ESTIMATE

3.1	The consideration to be paid by the Purchaser for the Shares (the “Consideration”) shall be an amount equal to the aggregate sum of:

(a)	US$140,000,000;

(b)	plus the amount of Closing Cash;

(c)	less the amount of Closing Indebtedness; and

(d)	(x) less the amount, if any, by which the Target Primary Working Capital exceeds the Closing Primary Working Capital; or (y) plus the amount, if any, by which the Closing Primary Working Capital exceeds the Target Primary Working Capital.

3.2	The Consideration shall be satisfied by: (i) the payment by the Purchaser to Venator at Completion, in cash, of the Initial Consideration in accordance with Clause 12.2(b); and (ii) any further payment(s) required in accordance with Clause 4.

3.3	Not later than five (5) Business Days prior to the Completion Date, Venator shall deliver to the Purchaser a notice in writing (the “Pre-Completion Statement”) setting forth in reasonable detail its good faith estimate of: (a) the Closing Cash; (b) the Closing Indebtedness; (c) the Closing Primary Working Capital; and (d) the resulting calculation of the estimate of the Consideration (the “Initial Consideration”). The Pre-Completion Statement shall be prepared in accordance with applicable provisions of Schedule 7 (including paragraphs 1.2 and 3 thereof), applied mutatis mutandis to such statement as if it were the Completion Statement.

3.4	The Sellers and Venator shall, and shall procure any other relevant member of the Seller Group shall, to the extent permitted by applicable Laws, provide to the Purchaser and its designated Representatives access to any books, records, documents and work papers within their possession or under their control as reasonably requested by the Purchaser and its designated Representatives to the extent reasonably necessary in connection with the Purchaser’s review of the Pre-Completion Statement.

3.5	If the Purchaser in good faith believes that any of the information set forth in the Pre-Completion Statement is inaccurate, the Purchaser may notify Venator to that effect, and the parties shall discuss in good faith an appropriate adjustment of the Initial Consideration prior to Completion, provided that, and for the avoidance of doubt, if the parties are unable to reach agreement on an adjustment prior to the Completion Date, the Pre-Completion Statement delivered by Venator pursuant to Clause 3.3 shall be binding on the parties as the Pre-Completion Statement for the purposes of this Agreement.

4.	ADJUSTMENT TO CONSIDERATION

4.1	The parties shall comply with the requirements, and their respective obligations, set out in Schedule 7, and upon the final determination of: (a) the Closing Cash; (b) the Closing Indebtedness; and (c) the Closing Primary Working Capital in accordance therewith, the Consideration shall accordingly be calculated and settled as follows:

(i)	if the amount of the Consideration exceeds the Initial Consideration, the Purchaser shall make a payment to Venator of a sum equal to that excess; or

(ii)	if the amount of the Consideration is less than the Initial Consideration, Venator shall make a payment to the Purchaser of a sum equal to that shortfall.

4.2	Any payments required to be made under this Clause 4 shall be made within five (5) Business Days of such final determination and shall be treated as an adjustment to the Initial Consideration (to be allocated in accordance with the Final Allocation) for applicable Tax purposes, to the extent permitted by applicable Laws.

5.	ALLOCATION OF CONSIDERATIOn

5.1	The apportionment of the Initial Consideration set forth in Clause 3.1(a) to each Target Company shall be as set forth in the proportion and in the manner set forth in Schedule 14 hereto (the allocation matters set forth on Schedule 14, the “Initial Allocation”), except as otherwise agreed between the Purchaser and Venator after the date hereof.

5.2	Any adjustment to the Initial Consideration pursuant to Clause 4 shall be treated as an adjustment to the Initial Allocation attributable to a Target Company to the extent that such adjustment is attributable to that Target Company or its Subsidiary, as applicable.

5.3	Within twenty (20) Business Days following the final determination of the Consideration pursuant to Clause 4, the Purchaser shall deliver to Venator for its review and approval (not to be unreasonably withheld, conditioned or delayed), the final apportionment of the Consideration to each Target Group Company and the final apportionment of the proportion of the Consideration that is allocable to the US Target (together with any other amounts treated as consideration for U.S. federal income tax purposes) among the assets of the US Target (the “Final Allocation”). The Final Allocation shall in all cases be consistent with the allocation principles set forth in the Initial Allocation except as otherwise reasonably agreed by Venator and Purchaser. Any disputes regarding the Final Allocation shall be submitted to the Reporting Accountants for prompt resolution.

5.4	Venator and the Purchaser and their respective Affiliates shall be bound by and shall adopt the Final Allocation for all applicable income Tax purposes, including for the purposes of preparing and filing all applicable income Tax Returns in accordance with this Agreement, unless otherwise required by a “determination” (as defined in Section 1313(a) of the Code or any similar provision of U.S. state or local Tax Law) or by a determination made by Tax Authority pursuant to any provision of non-U.S. Tax Law similar to a “determination” (as defined in Section 1313(a) of the Code).

6.	CONDITIONs PRECEDENT

6.1	The obligations of the Purchaser and the Sellers to consummate the Transactions are subject to the satisfaction, or, to the extent permitted by Law, waiver by the Purchaser and Venator, of each of the following conditions:

(a)	no provision of, or injunction or restraint being imposed under, any applicable Law and no Governmental Order, in each case, shall be in effect which prevents, prohibits, opposes or otherwise has the effect of making illegal or void the consummation of the transfers of the Shares and the Business pursuant to this Agreement; and

(b)	no Proceeding shall be pending which reviews, challenges or seeks to prohibit the Transactions or including the ownership of the Shares or operation of the Business by the Purchaser Group following Completion.

6.2	The obligations of the Sellers to consummate the Transactions are subject to the satisfaction, or, to the extent permitted by Law, waiver by the Sellers, of each of the following conditions:

(a)	the Purchaser shall have performed and complied with, in all material respects, all agreements, obligations and covenants contained in the Transaction Documents that are required to be performed or complied with by the Purchaser at or prior to Completion; and

(b)	Venator shall have obtained the consents set out in Schedule 18.

6.3	The obligation of the Purchaser to consummate the Transactions is subject to the satisfaction, or, to the extent permitted by Law, the waiver by the Purchaser, of each of the following conditions:

(a)	Venator will have obtained and delivered to the Purchaser release documentation reasonably satisfactory to the Purchaser and its designated Representatives relating to the release and termination as of Completion of (i) all Third Party Guarantees (given by any Target Group Company) pursuant to the Venator Financing Arrangements and Venator Bonds (if any) or which guarantees an amount in excess of $1,500,000 and (ii) if any, all Encumbrances on or over any shares (including the shares of any Target Group Company) in relation to any Indebtedness, including all Encumbrances over any Business Assets or shares of any Target Group Company pursuant to the Venator Financing Arrangements or Venator Bonds if any;

(b)	the receipt of all consents, approvals and waivers pursuant to a Material Contract required as result of the consummation of the Transactions in a form reasonably satisfactory to the Purchaser, and such consents, approvals and waivers remaining in full force and effect at Completion;

(c)	no Material Adverse Change shall have occurred since the date of this Agreement;

(d)	the completion of all of the steps, actions and transactions which are required by the Restructuring Plan to be completed prior to Completion (for the avoidance of doubt, excluding any part of the Restructuring that by its nature or in accordance with the Restructuring Plan is only to be completed on the Completion Date but subject to the completion of such part at Completion), with reasonable documentary evidence thereof having been provided to the Purchaser; and

(e)	the PRC Seller will have delivered a copy in the form reasonably satisfactory to the Purchaser of the duly executed application documents, required by the competent SAMR and MOC for the registration and filing of (i) the transfer of the PRC Target Shares to the Purchaser or one of its designated Affiliates and (ii) the amended and restated articles of association of the PRC Target (collectively, the “PRC Registration Documents”), to the Purchaser’s legal counsel to be held in escrow for review purposes only, provided that the Purchaser shall not, and shall procure that its Affiliates and legal counsel shall not, submit or file any of the PRC Registration Documents to or with the competent SAMR or MOC until Completion having taken place in accordance with this Agreement.

7.	TERMINATION

7.1	This Agreement may be terminated at any time prior to Completion:

(a)	by mutual written consent of the Purchaser and Venator (acting in its own capacity and on behalf of the Sellers); or

(b)	by either the Purchaser or Venator (acting in its own capacity and on behalf of the Sellers) with prior written notice to the other if Completion has not occurred on or before 11:59 p.m. (London time) on 31 May 2023, which date may be extended from time to time by mutual written consent of the Purchaser and Venator (such date, as so extended from time to time, the “Long Stop Date”); provided that such right to terminate under this Clause 7.1(b) shall not be available to such party hereto if, directly or indirectly (including by its Representatives and, in the case of the Sellers, Venator or any Target Group Company) a breach by such party of any obligation under this Agreement has resulted in the failure of the Completion to occur on or before the Long Stop Date.

7.2	In the event of a valid termination of this Agreement, this Agreement (other than the provisions of this Clause 7 and the Surviving Provisions which shall survive such termination) shall then be null and void and have no further force and effect and all other rights and liabilities of the parties hereunder will terminate without any liability of any party to any other party, except for liabilities arising in respect of breaches under this Agreement by any party prior to such termination.

8.	RESTRUCTURING

8.1	Venator and the Sellers shall:

(a)	procure that the Restructuring be carried out and completed, as soon as reasonably practicable, as outlined in the Restructuring Plan and in accordance with all applicable Laws;

(b)	reasonably update the Purchaser on the progress and status of the Restructuring upon request and provide all information reasonably requested by the Purchaser and its Representatives, in each case, in a timely manner, including to provide drafts of all documents prepared for and in connection with the implementation of the Restructuring to allow the Purchaser and its designated Representatives to comment and Venator and the Sellers shall consider reasonable comments received from the Purchaser before finalising such drafts;

(c)	procure that the Restructuring Plan shall not be modified in any material respect without the prior written consent of the Purchaser (not to be unreasonably withheld);

(d)	promptly inform the Purchaser of the completion of the Restructuring which shall be evidenced with documentary evidence to the Purchaser’s reasonable satisfaction; and

(e)	solely be responsible and pay for all costs, fees and expenses incurred in the carrying out and completion of the Restructuring, including any transfer Taxes arising and other Taxes for which any member of the Seller Group or any Target Group Company is liable as a result of the Restructuring (the “Restructuring Expenses”).

8.2	German PLTA Termination

(a)	The Purchaser acknowledges that the fiscal unities for income tax purposes (ertragsteuerliche Organschaft) existing between German Seller as fiscal unity parent, on the one hand, and the German Targets as fiscal unity subsidiaries, on the other hand, on the basis of profit and loss transfer agreements entered into between them shall terminate as provided for in Schedule 22.

(b)	As regards the termination of the Venator PLTA and the Silo PLTA (each as defined in Schedule 22) as well as certain matters in connection therewith, the parties have made the agreements as set forth in Schedule 22. The Purchaser shall after Completion procure that the German Targets fully comply with all provisions of the Venator PLTA and the Silo PLTA as well as Schedule 22.

9.	Wrong pockets

9.1	If at any time following Completion there is any Asset (which is not a Business Asset) which should have been transferred to or retained by the Seller Group but is held or received by a member of the Purchaser Group (the “Purchaser Group Holder”), the Purchaser shall as soon as reasonably practicable inform Venator of that fact and shall or shall cause such Purchaser Group Holder to promptly, at Venator’s cost: (a) execute and deliver, or procure the execution and delivery of, all instruments, agreements or documents as may be reasonably necessary for the purpose of transferring the relevant interests in such Assets held by such Purchaser Group Holder to Venator or a member of the Seller Group nominated by Venator in writing, and Venator shall, and shall procure that each relevant member of the Seller Group shall, at Venator’s cost, take all such steps and do all such things as are reasonably necessary to facilitate such transfer; (b) do all such further acts or things as may be reasonably necessary to validly effect such transfer and vest the relevant interest in such Assets in Venator or a member of the Seller Group nominated by Venator; (c) ensure that such Purchaser Group Holder shall, where permitted by the terms on which such Purchaser Group Holder has the right to such Asset, hold such Asset and any monies, goods or other benefits arising after Completion by virtue of it, as agent of and trustee for Venator and allow Venator and/or the relevant member of the Seller Group as Venator so nominated to have full enjoyment and use of such Asset, including to grant a license to such effect; and (d) ensure that such Purchaser Group Holder shall promptly on receipt pay or deliver such monies, goods or other benefits to Venator or a member of the Seller Group nominated by Venator. For the avoidance of doubt, the rights of Venator under this Clause 9.1 shall be without prejudice to any of its other rights under this Agreement.

9.2	If at any time following Completion there is any Business Asset which should have been transferred to or retained by a Target Group Company but is held or received by a member of the Seller Group (the “Seller Group Holder”), Venator shall as soon as reasonably practicable inform the Purchaser in writing of that fact with sufficient details so as to enable the Purchaser to identify such Asset in concern and shall, and shall cause such Seller Group Holder to promptly, at Venator’s cost: (a) execute and deliver, or procure the execution and delivery of, all instruments, agreements or documents as may be reasonably necessary for the purpose of transferring the relevant interests in such Assets held by such Seller Group Holder to the Purchaser or a member of the Purchaser Group nominated by the Purchaser for no additional consideration, and the Purchaser shall, and shall procure that each relevant member of the Purchaser Group shall, take all such steps and do all such things as are reasonably necessary to facilitate such transfer; (b) do all such further acts or things as may be reasonably necessary to validly effect such transfer and vest the relevant interest in such Assets in the Purchaser or a member of the Purchaser Group nominated by the Purchaser; (c) ensure that such Seller Group Holder shall where permitted by the terms on which such Seller Group Holder has the right to such Asset, hold such Asset and any monies, goods or other benefits arising after Completion by virtue of it, as agent of and trustee for the Purchaser and allow the Purchaser and/or the relevant member of the Purchaser Group as the Purchaser so nominated to have full enjoyment and use of such Asset, including to grant a license to such effect; and (d) ensure that such Seller Group Holder shall promptly on receipt pay or deliver such monies, goods or other benefits to the Purchaser or a member of the Purchaser Group nominated by the Purchaser. For the avoidance of doubt, the rights of the Purchaser under this Clause 9.2 shall be without prejudice to any of its other rights under this Agreement.

10.	employees and benefits

10.1	Upon written instruction by the Purchaser or one of its Affiliates at least ten (10) days prior to the Completion, effective as of no later than the day immediately preceding the Completion, each Target Group Company that sponsors an Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (any such Employee Benefit Plan, a “Target Group Company 401(k) Plan”) shall adopt written resolutions (or take other necessary and appropriate actions) to (i) terminate each such Target Group Company 401(k) Plan in compliance with its terms and the requirements of applicable Law, (ii) make all employee and employer contributions to the Target Group Company 401(k) Plan on behalf of participating Employees and former employees of any Target Group Company for all periods of service prior to the Completion, including such contributions that would have been made on behalf of such participating Employees had the Transactions not occurred (regardless of any service or end-of-year employment requirements), but prorated for the portion of the plan year that ends on the Completion, and (iii) fully vest all participants in all amounts under the Target Group Company 401(k) Plans. The form and substance of such resolutions, if any are required, shall be subject to review and approval of the Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed).

10.2	The Purchaser and each member of the Seller Group shall cooperate and use their respective reasonable best efforts to minimize any liability arising from the occurrence of a “plant closing” or “mass layoff” or “group termination” (each, as defined under WARN) occurring in connection with, or due to the occurrence of, the Transactions. The Purchaser and Venator further agree to cooperate and provide sufficient information to each other, including with respect to the assessment of all lookback periods contemplated by WARN and regarding their intentions to enable the identification of and timely notification to any employee to whom a notification obligation might attach and to enable the other to discharge its obligations under this Clause 10.2 in a timely manner.

11.	PRE-COMPLETION OBLIGATIONS

Business operations

11.1	During the period from the date of this Agreement to Completion (or the earlier termination of this Agreement pursuant to Clause 7), to the extent permissible under applicable Laws, Venator and the Sellers shall perform their obligations as set out in Schedule 3; provided that, it is acknowledged and agreed that all such obligations and restrictions, whether taken together or individually, are no more extensive than is reasonable for the continuing operation of the Business as a going concern in the context of the Transactions.

11.2	Clause 11.1 shall not operate to restrict or prevent:

(a)	any action taken at the request of the Purchaser or with the Purchaser’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed);

(b)	any actions that are reasonably necessary to be undertaken by any Target Group Company in response to a “force majeure” or similar emergency disaster situation outside of the control of the Target Group Company to mitigate and minimize the adverse effect thereof, provided that Venator shall promptly notify the Purchaser of the nature and extent of such event and thereafter reasonably provide updates to the Purchaser, each with reasonable details;

(c)	any act or conduct which any Target Group Company is required to take, or omit to take, as a result of, or in order to comply with, any applicable Laws; or

(d)	any matter expressly provided for in this Agreement or another Transaction Document in connection with the Transactions (including the implementation of the Restructuring pursuant to the Restructuring Plan).

Efforts to complete

11.3	Subject to the terms and conditions of this Agreement, from the date hereof until Completion or earlier termination of this Agreement pursuant to Clause 7, the parties shall use their respective reasonable best efforts to take or cause to be taken all necessary actions, to file or cause to be filed all necessary documents with, and to give or cause to be given all necessary notices to the Authorities or other persons, to do or cause to be done all other things proper or necessary in order to consummate the Transactions as soon as practicable following the date of this Agreement (including, satisfaction, but not waiver, of the conditions set forth in Clause 6) and to allow the Business to be operated in the same manner following Completion by the Target Group. Notwithstanding anything to the contrary in this Agreement, the parties hereto understand and agree that such reasonable efforts of the Purchaser shall not be deemed to include (i) entering into any undertaking or agreement with any Authority in connection with the consummation of the Transactions or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to its or any of its Affiliates’ businesses, Assets or properties or with respect of the Business following Completion.

11.4	Without prejudice to the generality of the foregoing:

(a)	to the extent any Authority commences a Proceeding that reviews or challenges the Transaction:

(i)	the parties shall provide each other and any applicable Authority, as applicable, with any information, documents and other assistance reasonably required for the purpose of making any submissions in response to any such Proceeding;

(ii)	each party shall promptly notify each other (and provide copies or, in the case of non-written communications, details) of any communications (whether written or oral) with or from any Authority and keep each other regularly informed of the progress of any such notification(s) or filing(s);

(iii)	the parties shall reasonably consult with, and take into account the views and comments of, each other as to the mode, content and timing of all material communications (whether made orally or in writing) with any Authority, and provide each other with copies of all such submissions, notifications, filings and other communications in the form submitted or sent;

(iv)	the parties shall give each other and their Representatives reasonable opportunity to comment on drafts of all material communications with any Authority and, where permitted by the relevant Authority, allow each other and/or Representatives nominated by them reasonable opportunity to participate in telephone calls and attend meetings with the relevant Authority (save to the extent that such Authority expressly requests that the other and/or its nominated Representatives should not participate in any such meetings or telephone calls);

(v)	without limiting sub-paragraph (iv) above, the parties shall provide each other with a final draft of all submissions, notifications, filings and other material communications to any Authority at such time as will allow the other and its Representatives a reasonable opportunity to review and provide comments on such drafts prior to their submission; and

(vi)	notwithstanding anything to the contrary in the foregoing, the Purchaser and Venator shall each be entitled to keep confidential, and shall not be obliged to disclose to any other party or any of their Representatives, any confidential, commercially sensitive and/or financial information regarding Venator, any member of the Seller Group or the Purchaser Group (as the case may be), provided that the Purchaser and Venator shall be required to disclose (or to procure that their respective Representatives disclose) such information where it is necessary to do so (and only to the extent necessary) in order to ensure that any submissions to any Authorities required in connection with Transactions, are fulfilled, in which case such information shall be disclosed on a confidential, outside counsel only basis;

(b)	in respect of the transfer of the PRC Target Shares contemplated by this Agreement:

(i)	the Purchaser (or its designated Affiliate) and the PRC Seller shall, as soon as reasonably practicable following the date of this Agreement, enter into an equity transfer agreement in an Agreed Form which shall be based on the form acceptable to competent SAMR to enable the registration of the transfer of the PRC Target Shares; provided that to the extent there is any conflict between such equity transfer agreement and this Agreement, this Agreement shall prevail;

(ii)	for the purpose of SAMR registration and MOC filing which will be made pursuant to Clause 11.4(a)(i), (i) Venator agrees to prepare drafts of the PRC Registration Documents for the Purchaser’s review and take into account reasonable comments before executing and delivering them to the Purchaser in satisfaction of the condition set forth in Clause 11.4(a)(i); and (ii) Purchaser agrees to provide all necessary information, documentation and assistance as reasonably requested by Venator for such purpose as soon as reasonably practical upon being requested to do so; and

(iii)	the Purchaser and Venator shall otherwise cooperate in good faith to provide all necessary information and assistance as required by the other as soon as reasonably practical for the purpose of carrying out all requisite regulatory registration and filings in relation to the transfer of the PRC Target Shares; and

(c)	in respect of the condition in Clause 6.2(b), Venator and the Sellers shall use reasonable efforts, at their own cost, to ensure that such condition is satisfied as soon as practicable following the date of this Agreement;

(d)	for any documents referred to herein or that are required to be executed in connection with the Transactions but which are not in Agreed Form as of the date of this Agreement, the parties, acting reasonably, shall discuss, negotiate, finalise and agree all such documents prior to Completion;

Third party consents and guarantees

11.5	In the event the consent or other approval of a third party is required in connection with the consummation of the Transactions, including the completion of the Restructuring, the provision of services under the Transitional Services Agreement, or pursuant to a Material Contract or a lease, and such consent or approval is not obtained, then: (a) Venator shall, if requested by the Purchaser, and shall procure that the relevant member of the Seller Group shall use reasonable best efforts to obtain such consent or other approval required (including such consent or other approval as may be identified and requested by the Purchaser or its Representatives at any time and from time to time following the date of this Agreement) as soon as reasonably practicable following the date of this Agreement (provided that in respect of consents and approvals required pursuant to a lease, the obligation of the Seller Group to use reasonable best efforts shall not include any obligation to make any claim or commence proceedings against the relevant counterparty to the lease or to seek a declaration that the relevant counterparty’s consent or approval is being unreasonably withheld or delayed), failing which the parties shall, prior to Completion, cooperate in good faith and agree on mutually acceptable arrangements under which the Purchaser would obtain the benefits and assume the obligations in relation to the relevant Asset, Contract or other item, including by sub-contracting, sub-licensing, or sub-leasing, or under which Venator would enforce for the benefit of the Purchaser, with the Purchaser assuming Venator’s obligations, any and all rights of Venator against a third party thereto, as applicable; (b) in respect of consents and approvals required pursuant to a lease, the Purchaser shall supply all information, accounts and references as the counterparty under a lease may reasonably require and shall use commercially reasonable efforts to supply, procure or enter into any guarantees, direct covenants or other security for the performance of the tenant covenants of a lease as may be lawfully required under the lease; and (c) Venator and the Sellers shall continue to use their reasonable endeavours to obtain such consent or approval following Completion.

11.6	The Purchaser shall, at Venator’s sole cost and expense, use commercially reasonable endeavours to ensure that, with effect from Completion, each member of the Seller Group is released from all Third Party Guarantees given by it in respect of any liabilities or obligations of any Target Group Company.

11.7	Venator shall use reasonable endeavours to ensure that, with effect from Completion, each Target Group Company is released from all Third Party Guarantees and Encumbrances (if any) given by it in respect of any liabilities or obligations of any member of the Seller Group. Pending such release, Venator covenants to indemnify and hold harmless the Purchaser and each relevant member of the Purchaser Group from, against and in respect of all Losses incurred or suffered by them following Completion arising under or in connection with, and all payments required to be made under or in connection with, any such Third Party Guarantees provided that any Claim arising out of or in relation to the foregoing shall not be subject to any limitations as set forth in Schedule 6.

Access to premises and information

11.8	Prior to Completion (or until the earlier termination of this Agreement pursuant to Clause 7), Venator and the Sellers shall, and shall cause the Target Group to:

(a)	save as may waive legal privilege, permit the Purchaser and its Representatives to have reasonable access, to the extent reasonably required for the purposes of consummating the Transactions (including for the purpose of putting in place the W&I Insurance pursuant to Clause 11.12 and the Purchaser’s Debt Financing), at reasonable times and upon reasonable notice in advance to all Senior Employees and other relevant key Employees of the Target Group Companies and to all premises, properties (including for the purposes of environmental inspection, but not (for the avoidance of doubt) any intrusive investigation, sampling exercise or similar activities concerning any EHS Matters and subject always to the terms of any leases relating to such premises and properties), books, records (including Tax records), Contracts, financial and operating data and other information and documents of, or pertaining to, the Target Group Companies or the Business, and to make copies of such books, records, Contracts, data, information and documents as any such person may reasonably request, in connection with the Transactions; and

(b)	without limiting the generality of the foregoing:

(i)	prepare and furnish to the Purchaser, promptly after becoming available and in any event within fifteen (15) Business Days of the end of each calendar month, the management accounts or similar financial statements of the Target Group Companies for each month following the date of this Agreement through the Completion Date; and

(ii)	provide such other assistance, cooperation and support to the Purchaser and its Representatives as may be reasonably required at any time and from time to time prior to Completion, in each case, for the consummation of the Transactions (including for securing the W&I Insurance pursuant to Clause 11.12), including continuing to maintain and provide access to the Data Room to the Purchaser and its Representatives, to continue to respond (including through the provision of relevant and sufficient information and documents) promptly and as fully as possible to supplemental diligence requests and questions and to attend diligence session by telephone or videoconference.

Settlement of accounts

11.9	Venator and the Sellers shall, and shall procure and direct other members of the Seller Group to, settle in full all amounts due and payable or other accounts payable, owed by any member of the Seller Group, on one hand, to any Target Group Company, on the other hand, and vice versa, including all trade rebates, trade bonuses, trade incentives, intra-group Indebtedness and similar arrangements, on or prior to Completion, save in respect of any amount outstanding as at Completion in respect of customary ordinary course inter-Group trade debt between the Seller Group and the Target Group for which there is an outstanding purchase order and invoice as at Completion placed in a manner and on terms consistent with past practice between them and which shall be payable in accordance with such terms (“Ordinary Course Trading Arrangements”). For the avoidance of doubt, all Taxes resulting from any such settlement shall be borne by the Sellers.

11.10	Effective from and after Completion, each of Venator, the Sellers and each other member of the Seller Group, on behalf of themselves and each of their respective Representatives from time to time and all of the foregoing persons’ respective successors and assigns (collectively, the “Releasors”), hereby irrevocably and unconditionally releases and forever discharges (the “Release”) each of the Target Group Companies and each of their respective Representatives (excluding any member of the Seller Group) from time to time (collectively, the “Releasees”), from any and all claims, demands, Proceedings, litigations, suits, causes of action, obligations, Contracts, agreements, debts and liabilities whatsoever, whether known or unknown, contingent or otherwise, both at Law and in equity, which such Releasor now has, has ever had or may hereafter have against any of the respective Releasees by reason of any act, omission, transaction, occurrence, conduct, circumstance, condition, harm, matter, cause or thing that has occurred or existed at any time from the beginning of time or any time thereafter up to the Completion, whether in contract, tort or otherwise (including under the organizational documents of any Target Group Company); provided that the foregoing Release shall not be deemed to discharge any rights that any Releasor may have pursuant to this Agreement or the other Transaction Documents in respect of any liability for fraud or in respect of Ordinary Course Trading Arrangements.

Assistance with financing

11.11	Prior to Completion (or until the earlier termination of this Agreement pursuant to Clause 7), Venator and the Sellers shall, and shall procure that the Target Group Companies shall provide cooperation in respect of the reasonable requests of the Purchaser in connection with the following aspects of any Debt Financing, in each case to the extent reasonably required for the purposes of obtaining Debt Financing and provided that Venator and the Sellers shall not be held liable in respect of any such cooperation provided and the Purchaser shall be responsible for any out-of-pocket expenses reasonably incurred by Venator or the Sellers in providing such cooperation (but excluding any costs, fees or expenses of legal or other advisers):

(a)	furnishing the Purchaser and any of its Debt Financing sources with information with respect to the business, operations, financial conditions, financial projections and prospects of the Target Group Companies (in the form prepared by a member of the Seller Group) to the extent reasonably and customarily required for:

(i)	the preparation of a confidential information memorandum in connection with the syndication of any Debt Financing;

(ii)	ascertaining the nature and scope of any security package required to support the Debt Financing; and/or

(iii)	formulating the scope and coverage of, and any carve-outs required under, the representations and warranties, undertakings and events of default under the facility agreement relating to any Debt Financing;

(b)	furnishing the Purchaser and the finance parties under any Debt Financing promptly with all documentation and other information that any such finance party has reasonably requested in connection with applicable “know your customer” and anti-money laundering rules and regulations; and

(c)	upon reasonable prior notice, making senior management available:

(i)	to review and provide input on the scope and coverage of, and any carve-outs required under, the representations and warranties, undertakings and events of default under the facility agreement relating to any Debt Financing; and

(ii)	for a reasonable number of meetings and presentations in connection with the syndication of any Debt Financing, including arranging for reasonable direct contact between senior management, advisors (including independent accountants) and other Representatives of any Target Group Company or any member of the Seller Group with any Representatives of the Purchaser and/or any of its Debt Financing sources.

W&I Insurance

11.12	As soon as reasonably practicable following the date of this Agreement, the Purchaser shall use (i) its reasonable best endeavours to put in place and maintain in force a policy of warranty and indemnity insurance for the benefit of itself and/or the Purchaser Group (including, after Completion, the Target Group Companies) to cover Losses arising in respect of breaches of and Claims under the Warranties and the Tax Covenant (the “W&I Insurance”); (ii) reasonably keep Venator regularly and promptly informed in respect of the progress of the W&I Insurance and the negotiations with the insurers; and (iii) promptly provide a copy of the relevant portions of such policy to Venator.

11.13	If the W&I Insurance has not been put in place by the Purchaser by Completion, the Purchaser shall pay the W&I Insurance Premium Substitute to Venator at Completion in accordance with paragraph 1.2(a) of Part 2 of Schedule 4.

11.14	Venator shall have the right to reasonably review and comment on the W&I Insurance prior to it being put in place, and the Purchaser shall reasonably consult with Venator and consider in good faith Venator’s views before binding the final W&I Insurance policy.

12.	COMPLETION

12.1	Provided that the conditions in Clauses 6.1 and 6.3(c) remain satisfied (or are waived), Completion shall take place remotely by electronic exchange of documents on:

(a)	31 March 2023 provided that the conditions in Clauses 6.2 and, 6.3(a), (b), (d) and (e) are satisfied or waived on or before the date that is ten (10) Business Day before the last day of March 2023; or

(b)	if the last of the conditions under Clause 6 is satisfied or waived on a date falling in the last ten (10) Business Days of March 2023 or April 2023, Completion shall take place on 30 April 2023 or 31 May 2023, respectively; or

(a)	at such other time and place as may be agreed to by the parties, unless deferred in accordance with Clause 12.4 in which case Completion shall take place on such deferred date instead (in each case, such date, the “Completion Date”).

12.2	At Completion:

(a)	Venator and the Sellers shall observe and perform their obligations as set forth in Part 1 of Schedule 4; and

(b)	the Purchaser shall observe and perform such obligations as set forth in Part 2 of Schedule 4.

12.3	Neither the Sellers nor the Purchaser shall be obliged to complete the sale and purchase of any of the Shares (other than the PRC Target Shares) unless the sale and purchase of all of the Shares (other than the PRC Target Shares) is completed simultaneously.

12.4	If the obligations of Venator and the Sellers under Clause 12.1(a) or of the Purchaser under Clause 12.1(b), respectively, are not complied with, the Purchaser or Venator (acting in its own capacity and on behalf of the Sellers), respectively, may, without prejudice to any other rights it has, including under Clause 7, (a) proceed to Completion as far as is practicable; or (b) defer Completion to a date no more than the later of (x) twenty (20) Business Days after the date on which Completion would otherwise have taken place and (y) the first Business Day of the next calendar month (or such other date as is mutually agreed).

13.	warranties and limitations on venator’s liability

13.1	Venator and the Sellers each warrants to the Purchaser as at the date of this Agreement and (save for any Warranty that is expressed to speak only as of a specific date or time, which will only speak as of such specified date or time) as at the Completion Date that each Warranty is true, accurate and not misleading, except as Disclosed in the Disclosure Letter. Without prejudice to Clause 22, it is acknowledged and agreed that the Purchaser is entering into this Agreement on the basis of, and in reliance on, such Warranties. Except as set forth in the Warranties, none of Venator, the Sellers or any of their respective Affiliates or Representatives has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any written or oral information regarding Venator, any other member of the Seller Group or the Business or any Target Group Company made available to the Purchaser or any of its Affiliates or Representatives.

13.2	The provisions of Schedule 6 shall operate to limit Venator’s and/or the Sellers’ liabilities under or in connection with this Agreement.

14.	WARRANTIES AND LIMITATIONS ON PURCHASER’S LIABILITY

14.1	The Purchaser warrants to Venator as at the date of this Agreement and as at the Completion Date that each of the following is true, accurate and not misleading:

(a)	the Purchaser is validly incorporated, in existence and duly registered under the Laws of its country of incorporation;

(b)	the Purchaser has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents in accordance with their terms;

(c)	when executed, this Agreement and the other Transaction Documents constitute valid, legal and binding obligations on the Purchaser in accordance with their terms;

(d)	the execution and delivery of this Agreement and the other Transaction Documents by the Purchaser and the performance of its obligations hereunder and thereunder will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Purchaser, any material contractual obligations of the Purchaser, or any Law or order that applies to or binds the Purchaser or any of its property in any material respect;

(e)	no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by the Purchaser to authorise the execution or delivery of this Agreement by the Purchaser; and

(f)	the Purchaser has or will have available sources of funds to pay the Initial Consideration at Completion and to satisfy its other funding obligations in connection with the consummation of the Transactions.

14.2	Except as set forth in Clause 14.1, none of the Purchaser or any of its Affiliates or Representatives has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any written or oral information regarding the Purchaser Group provided to any member of the Seller Group or any of its Affiliates or Representatives.

15.	POST-COMPLETION ARRANGEMENTS

Change of names

15.1	The Purchaser shall procure that:

(a)	the name of each Target Group Company that consists of or includes the word “Venator” be changed so as to omit the word “Venator” or any confusingly similar word as soon as reasonably practicable following Completion and in any event within:

(i)	thirty (30) Business Days following the Completion Date for each Target Group Company incorporated in the United Kingdom, the United States, Germany, Italy or Australia; and

(ii)	three (3) months following the Completion Date for each other Target Group Company; and

(b)	no Target Group Company shall, at any time following Completion, hold themselves out as being part of, or otherwise connected or associated with, Venator or any other member of the Seller Group, provided that the Target Group shall have up to six (6) months following Completion to cease to use or display each trade or service name or mark, logo or domain name used or held by Venator or any member of the Seller Group, as set forth in Schedule 15, except where the use by any Target Group Company of such mark, name or logo is reasonably necessary; provided that, Venator and the Sellers shall, in each case, provide such cooperation as may be reasonably requested by the Purchaser as reasonably necessary to facilitate the transitions contemplated above.

Insurance

15.2	The Purchaser acknowledges and agrees that, with effect from the Completion Date, subject to the terms and conditions of this Agreement: (i) the Target Group Companies shall cease to be covered by the Insurance Policies listed in Part 1 of Schedule 11; (ii) subject to Clause 15.3, the Insurance Policies listed in Part 1 of Schedule 11 will cease to provide coverage for any incidents, events or occurrences which occur on or after the Completion Date, and neither the Purchaser, nor any of the Target Group Companies, nor any of their respective insurers will have access to any of such Insurance Policies for any such incidents, events or occurrences; and (iii) for the avoidance of doubt, following the Completion Date, Venator shall retain all of its rights and benefits as the insured party under each of the Insurance Policies listed in Part 1 of Schedule 11, including the ability to control such Insurance Policies in all respects and negotiate, conduct, exhaust, settle, release or otherwise resolve any disputes and/or claims arising in connection with any of such Insurance Policies, notwithstanding whether any such policies or programs apply to any liabilities of the Purchaser or the Target Group Companies.

15.3	It is acknowledged that the Purchaser may obtain or substitute such replacement insurance policies and coverage for the benefit of the Target Group Companies as the Purchaser deems appropriate in its sole discretion in relation to any incidents, events or occurrences occurring from and after the Completion Date. For the avoidance of doubt, neither Venator nor any member of the Seller Group: (i) shall have any liability whatsoever for any such incidents, events or occurrences (except to the extent in relation to the express agreements in this Clause 15); nor (ii) is or shall be required to purchase or maintain any “tail” insurance policy or other additional or substitute insurance coverage for the benefit of the Purchaser or any Target Group Company relating to the coverage provided under any of the Insurance Policies listed in Part 1 of Schedule 11.

15.4	Notwithstanding Clause 15.2, without prejudice to any other rights of the Purchaser hereunder, Venator agrees that, in respect of the “U.S. Primary Casualty (U.S. Workers’ Compensation, U.S. Auto and U.S. General Liability)”, “International General Liability” Insurance Policies or any other occurrence policy (each an “Occurrence Policy” and, together, the “Occurrence Policies”), with respect to any costs, losses, liabilities, damages, claims, demands, costs and expenses that relate to any Target Group Company and which arise from any incidents, events or occurrences arising or incepting (as applicable), prior to the Completion Date (each, a “Pre-Completion Insurance Claim”) and which are reasonably likely to be covered by an Occurrence Policy, Venator shall (or shall procure that another member of the Seller Group shall), unless waived by the Purchaser and subject to the Purchaser’s compliance with the provisions of sub-paragraphs (a) to (c) (inclusive) of this Clause 15.3: (i) report any such Pre-Completion Insurance Claims to the appropriate insurer(s) as soon as reasonably practicable in accordance with the terms of the relevant Occurrence Policy; and (ii) provide the Purchaser with copies of material correspondence (including in relation to possible litigation) relating to such Pre-Completion Insurance Claims; and (iii) instruct the relevant insurer(s) that any proceeds from any such Pre-Completion Insurance Claim shall be paid (net of any deductible, retention or self-insurance premium, reasonable costs, expenses, or Taxes incurred by Venator or its Affiliates in connection therewith) directly to the relevant third party, the relevant Target Group Company or to the Purchaser on behalf of the relevant Target Group Company (as applicable) in full and final settlement of such Pre-Completion Insurance Claims, rather than to Venator or any member of the Seller Group. If the proceeds of any such Pre-Completion Insurance Claims (or any part of them) are in fact received by Venator or any member of the Seller Group, Venator shall pay (or shall procure the payment of) such proceeds (less any, without duplication, any deductible, retention or self-insurance premium, reasonable out-of-pocket costs of recovery and any Tax incurred by Venator or a member of the Seller Group thereon or any Tax which would be payable thereon by Venator or a member of the Seller Group, but for the use of any Tax repayment or relief resulting in an actual reduction in the amount of Tax payable by Venator or a member of the Seller Group) to the Purchaser, provided that:

(a)	the Purchaser shall promptly notify Venator of any potential Pre-Completion Insurance Claims for which it seeks coverage pursuant to any Occurrence Policy, shall cooperate in good faith in the investigation and pursuit of any such Pre-Completion Insurance Claims, including in relation to any proposed settlement; and

(b)	the Purchaser shall pursue any such Pre-Completion Insurance Claims in a commercially reasonable manner and, in any event, in a manner that is consistent with that employed by Venator in respect of similar claims in the twelve (12) month period prior to the date of this Agreement provided that, for the avoidance of doubt, neither Venator nor any member of the Seller Group shall have any obligation to be involved in any litigation with respect to any matter potentially covered by an Occurrence Policy.

Italian Target

15.5	As soon as reasonably practicable and in any event within ten (10) Business Days of the registration with the competent companies’ register of the transfer of the Shares of the Italian Target in favour of the Purchaser, the Purchaser shall:

(a)	cause one of the directors of the Italian Target to register such transfer in the shareholders’ ledger of the Italian Target;

(b)	procure that a shareholders’ meeting of the Italian Target is duly held and validly resolve upon:

(i)	the approval of the actions performed by the Resigning Directors of the Italian Target in the performance of their respective office at any time prior to the Completion Date; and

(ii)	the waiver of, and the discharge from, any liability claim or claim for damages against each Resigning Director of the Italian Target in relation to their respective offices arising out of or resulting from their acts or facts occurred prior to Completion Date, except in the event of fraud (dolo) or gross negligence (colpa grave); and

(c)	attend the shareholders’ meeting of the Italian Target referenced in Clause 15.5(b)(i) and vote in favour of the resolutions listed therein.

PRC Target

15.6	The PRC Seller shall, and Venator shall procure that it shall, as soon as reasonably practicable after Completion and in the course of the Completion Date (or, if the Completion occurs after 4:00 pm (Beijing time), the immediately following Business Day), at the election of the PRC Seller, attend to, or provide all necessary assistance in order for the Purchaser or its designated Affiliate to, register with SAMR the changes in equity ownership, company name, directors, supervisor, legal representative and amended and restated articles of association of PRC Target as agreed or to be agreed under this Agreement and file such changes with MOC.

15.7	The PRC Seller shall, and Venator shall procure that it shall, from the Completion Date until the date on which the transfer of PRC Target Shares has been duly registered and filed pursuant to Clause 15.6, (i) hold the PRC Target Shares on trust for the Purchaser and account for and pay or deliver to the Purchaser any monies, goods or other rights or benefits received by the PRC Seller in relation thereto as soon as practicable after receipt of such request, and (ii) refrain from taking any action in relation to the PRC Target either by itself or through its Representatives (except with the prior written consent of the Purchaser).

16.	RESTRICTIVE COVENANTS

Non-solicitation

16.1	For a period of three (3) years from the Completion Date, none of Venator nor any Seller shall, and shall procure that no member of the Seller Group shall, directly or indirectly:

(a)	recruit, offer employment, employ, engage as a consultant, lure or entice away or attempt to do any of the foregoing, or in any other manner persuade or induce or attempt to persuade or induce, any person who is an Employee of any of the Target Group Company or the Business to leave the employ of such Target Group Company or the Business, except a person who:

(i)	responds, without any form of approach or solicitation by or on behalf of Venator or any Seller or other member of the Seller Group, to a general solicitation of employment through a bona fide public advertisement made in the ordinary course of business which is not intended to target any specific person; or

(ii)	whose employment or engagement with any Target Group Company has been terminated for at least three (3) months;

(b)	(i) persuade or attempt to persuade, any person who is at Completion or has been at any time in the year immediately prior to Completion a customer of the Business, including any agent thereof (a “Customer”), not to hire, engage or purchase goods and services from any Target Group Company, or to hire, engage or purchase goods or services from another company, in each case in connection with the Business, or reduce the amount of products or services purchased from any Target Group Company, or (ii) in any way interfere with the relationship between any Target Group Company and any Customer or business relationship in connection with the Business; or

(c)	induce or attempt to induce any person, who is at Completion or has been at any time in the year immediately prior to Completion a supplier of goods or services to the Business, to cease to supply, or to restrict or negatively vary the terms of supply, to the Business.

Non-compete and non-disparagement

16.2	For a period of three (3) years from the Completion Date, Venator and each of the Sellers each undertakes to the Purchaser that it shall not and shall procure and direct all members of the Seller Group shall not:

(a)	engage, directly or indirectly, in all or any portion of any business carrying on business which is in competition with any part of the Business in any jurisdiction where the Business is operated as at Completion; for the purposes of this Clause 16.2(a), a person is “engaged” in a business if it carries on the business as principal or agent or if (i) it is a partner, director, officer, employee, secondee, consultant or agent in, of or to any person who carries on a business; or (ii) it has any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on a business; provided, that no owner or holder of less than 5% of the outstanding stock of any publicly-traded corporation will be deemed to be so engaged solely by reason thereof in the Business; or

(b)	do or say anything which is calculated to be, or is reasonably likely to be, harmful or disparaging to the reputation of the Business or any Target Group Company, individually and in their official capacities; provided, the foregoing shall not restrict the (i) making or publishing any such statements that is reasonably believed in good faith to be necessary in responding to or initiating a bona fide claim involving such person, and is otherwise not prohibited by the terms hereof; or (ii) answering truthfully in a governmental investigation, deposition, lawsuit or similar dispute resolution Proceeding, save that a business will not be deemed to be in competition with the Business merely because products of the business which are different from the Business may be used in substitution for the products of the Business

Confidentiality

16.3	Subject to Clause 16.4, for a period of five (5) years following the Completion Date, each of Venator and the Sellers, on the one hand, and the Purchaser, on the other hand, undertake to each other, that:

(a)	it shall and shall procure its Affiliates and Representatives to treat as strictly confidential:

(i)	in the case of Venator and the Sellers, any information which relates to the Purchaser Group and any information of a secret or confidential nature relating to the Business or the Target Group including in respect of (i) customer details, prices and quantities and (ii) know-how relating to manufacturing processes, product development and applications); and

(ii)	in the case of the Purchaser, any information of a secret or confidential nature which relates to Venator or any member of the Seller Group (but excluding any information related to the Target Group, the Business or the Business Assets), (together, “Business Confidential Information”); and

(b)	shall not, and shall procure its Affiliates and Representatives not to, directly or indirectly, except with the prior written consent of Venator or the Purchaser (as the case may be), make use of (save for the purposes of performing its obligations under this Agreement or other Transaction Documents) or disclose to any person any Business Confidential Information;

provided, Business Confidential Information shall not include any information that is generally available to, or known by, the public (other than as a result of disclosure in violation hereof).

16.4	The restrictions in Clause 16.3(b) shall not apply if, and to the extent that, the party using or disclosing Business Confidential Information can demonstrate that:

(a)	such disclosure is required by applicable Laws or compelled by any Authority (including, for the avoidance of doubt, any Tax Authority) or by any Proceedings; or

(b)	such disclosure is required in order to facilitate any ongoing matters or audits with any Tax Authority in respect of the Tax affairs of the Seller Group, the Purchaser Group or any Target Group Company;

provided, that the disclosing party shall provide reasonable prior notice to the other such that a reasonable opportunity is afforded to contest the same (as applicable).

16.5	Venator and the Purchaser agree that the Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof, including notwithstanding any termination of this Agreement in accordance with its terms. Without limiting the foregoing, Venator agrees and acknowledges that for purposes of the Confidentiality Agreement, representatives and affiliates of the provider of or agent for the W&I Insurance or the Debt Financing shall, for the avoidance of doubt, constitute “Representatives” (as such term is defined in the Confidentiality Agreement); provided, the Confidentiality Agreement shall terminate and be of no further force or effect automatically upon Completion.

16.6	Venator and the Sellers each expressly acknowledges and agrees that the restrictions under Clause 16 constitute a material covenant for the consummation of the Transactions and such undertakings are material for the willingness of the Purchaser to purchase the Shares. Further, Venator and the Sellers also each agree that having given careful consideration to the restraints imposed upon under this Agreement the limitations of the character or nature placed under Clause 16 are reasonable, fair and necessary for the reasonable and proper protection of the Purchaser Group’s continuing operation of the Business. If the final judgment of a court of competent jurisdiction declares that any term or provision of Clause 16 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. Each party agrees that it shall be responsible for any breach or violation of this Clause 16 by any member of its respective group and their respective Representatives (as applicable).

16.7	From the date of this Agreement until Completion (or the earlier termination of this Agreement pursuant to Clause 7), neither Venator nor any Seller shall, or shall cause or permit any member of the Seller Group or their respective Representatives, directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to, or enter into or consummate any transaction relating to, the acquisition of any Shares in any Target Group Company or any merger, recapitalization, share exchange, sale of Business Assets (other than sales of inventory in the ordinary course of business) or any similar transaction or any other alternative to the Transactions or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any person to do or seek any of the foregoing. Venator shall notify the Purchaser promptly if any person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).

17.	INDEMNIFICATION

17.1	From Completion, subject to the terms and conditions of this Agreement (including Schedule 6), Venator and the Sellers shall, on a joint and several basis, indemnify and hold harmless the Purchaser, its Affiliates (including, following Completion, the Target Group Companies) and their respective successors and assigns (each, an “Indemnified Person” and collectively, “Indemnified Persons”), from, against and in respect of any and all Proceedings, Liabilities, losses, damages, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts’ fees and expenses), whether or not involving a Third Party Claim (collectively, “Losses”) actually incurred or suffered by the Indemnified Persons or any of them as a result of, arising out of or relating to, directly or indirectly:

(a)	(x) any breach of, or inaccuracy in, any Warranty (assuming that all qualifications contained in Schedule 5 as to materiality, the phrase “substantial compliance”, the words “material” and “materially” and all similar phrases and words were deleted therefrom) or (y) any breach or violation of any covenant or agreement of Venator or the Sellers in or pursuant to this Agreement;

(b)	the Restructuring and any Restructuring Expenses;

(c)	any Excluded Liabilities;

(d)	the Disclosed Litigation;

(e)	any PRC Tax Liabilities;

provided that Venator and the Sellers shall not be liable under this Clause 17 in respect of any Tax liability (other than PRC Tax Liabilities), which shall be dealt with solely under the provisions of the Tax Warranties and the Tax Covenant, or in respect of matters covered by the Environmental Indemnity which shall be dealt with solely under Schedule 21.

18.	tax matters

Tax Returns

18.1	Each Target Group Company or its duly authorised Representatives shall be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities, all Tax Returns of each Target Group Company for all taxable periods of each relevant Target Group Company ending on or before the Completion Date (save for any Seller Group Tax Returns but including the German Tax Group Returns) (“Pre-Completion Tax Returns”), in each case to the extent that such Pre-Completion Tax Returns have not been prepared and agreed with the relevant Tax Authority prior to Completion. Venator shall bear all reasonable out-of-pocket expenses related to the preparation, submission and agreement with respect to the Pre-Completion Tax Returns. For the avoidance of doubt, notwithstanding anything else in this Agreement, the Seller Group shall have sole control and authority with respect to Seller Group Tax Returns (including any such Tax Returns that are in respect of any Straddle Period, and including any audits or other tax proceedings in respect of Seller Group Tax Returns) and the Purchaser and its Affiliates shall not have any right to control or limit the actions of the Seller Group in respect of such matters; provided, that with respect to each Target Group Company that is included in any such Seller Group Tax Return for a Pre-Completion Tax Period or Straddle Period that has not been prepared or agreed with the relevant Tax Authority prior to Completion, the Purchaser shall have the right to review and comment on any tax computations of such Target Group Company for such taxable period prepared on a standalone basis (along with reasonable supporting additional information with respect to such tax computations) and Venator shall consider, and shall cause the applicable Seller Group to consider, in good faith any reasonable comments of Purchaser with respect to such tax computations (and such reasonable supporting additional information), in each case, prior to the filing of the applicable Seller Group Tax Return.

18.2	For the purpose of Clause 18.1:

(a)	all Pre-Completion Tax Returns shall be prepared in a manner consistent with past practices of the relevant Target Group Company unless otherwise required by applicable Law;

(b)	all Pre-Completion Tax Returns shall be delivered by the relevant Target Group Company to Venator (or Venator’s designated Representative(s)) in draft form for review, comment and approval by Venator (which approval shall not be unreasonably withheld, conditioned or delayed) by no later than the twentieth (20th) Business Day prior to the filing date of such Pre-Completion Tax Returns;

(c)	if it wishes to do so, Venator or its duly authorised Representatives (as applicable) shall notify the relevant Target Group Company in writing of any comments on the relevant Pre-Completion Tax Returns within ten (10) Business Days of receiving them (or, if a shorter time limit applies in relation to the submission of the relevant Pre-Completion Tax Returns, as soon as reasonably practicable as to allow the relevant Target Group Company and/or its Representatives to consider any such comments) (the “Venator Response Period”);

(d)	the relevant Target Group Company shall consider in good faith any comments made by Venator or its duly authorised Representatives which are received within the Venator Response Period in respect of the form and contents of the relevant Pre-Completion Tax Return;

(e)	Venator, the Purchaser, each Target Group Company and each of their duly authorized Representatives shall be granted reasonable access to such books, records and other information, and shall be provided with such other reasonable assistance, including reasonable access to relevant personnel, as they reasonably require in order to enable them to comment on, prepare, agree and submit all outstanding Pre-Completion Tax Returns; and

(f)	Venator, the Purchaser and each Target Group Company shall as soon as reasonably practicable deliver to Venator or Purchaser, as the case maybe, copies (or, in the case of non-written communications, details) of all material correspondence sent to or received from any Tax Authority relating to any Pre-Completion Tax Returns of any Target Group Company.

18.3	The Purchaser shall procure that the Target Group Companies shall cause the Pre-Completion Tax Returns mentioned in Clause 18.1 that have been approved by Venator to be signed and submitted to the appropriate Tax Authority on a timely basis.

18.4	The Purchaser agrees that Venator shall, at the cost of Venator, have the right to conduct any correspondence, negotiations or other Proceedings with any Tax Authority with respect to (i) any Pre-Completion Tax Returns referred to in Clause 18.1 that are disputed, and of any appeal in relation thereto, for which Venator may be liable under this Agreement, or (ii) otherwise relating to the German Fiscal Unities with respect to a taxable period ending on or prior to the Completion Date or to Taxes imposed or to be imposed on the German Seller or any of its Affiliates (which, for the avoidance of doubt, such Affiliates shall exclude the German Targets) (“Pre-Completion Tax Matter”), and the Purchaser shall use reasonable endeavours to ensure that Venator and/or its duly authorised Representatives are granted all such reasonable assistance as Venator and/or its duly authorised Representatives reasonably require or request in connection with any such Pre-Completion Tax Matter, provided that, with the exception of any Pre-Completion Tax Matter relating to the German Fiscal Unities which shall be under the sole control and authority of Venator, the German Seller and their duly authorized Representatives, neither Venator nor any of its duly authorized Representatives shall enter into any settlement of or otherwise compromise any such Pre-Completion Tax Matter that adversely affects or can reasonably be expected to adversely affect the Tax liability of the Purchaser or any Target Group Company or any Affiliate of the foregoing for any taxable period ending after the Completion Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Venator shall keep the Purchaser reasonably informed with respect to the commencement, status and nature of any Pre-Completion Tax Matter. Venator shall, in good faith, allow the Purchaser to make comments to Venator and/or its duly authorised Representatives regarding the conduct of or positions taken in any such Pre-Completion Tax Matter, which comments shall be considered in good faith.

18.5	If, due to a shorter time limit applying in relation to the filing of a Pre-Completion Tax Return, Venator, the Target Group Companies and/or the Purchaser are unable to comply with the timing requirements specified in this Clause 18, then: (i) the parties shall, acting reasonably and in good faith, use reasonable endeavours to give effect to this Clause 18 so as to provide the other party with sufficient notice and opportunity to review, comment on and approve any Pre-Completion Tax Return before it is submitted; and (ii) if agreed to by the parties and permitted under applicable Laws, the Purchaser shall cause the relevant Target Group Company to apply for an extension to the filing date of such Tax Return.

Straddle Period Returns

18.6	The Purchaser or its duly authorised Representatives shall (at the cost of the Purchaser) be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities, all Tax Returns of each Target Group Company for all taxable periods of each relevant Target Group Company which began on or before the Completion Date but which end after the Completion Date excluding any Seller Group Tax Return (“Straddle Period,” and such Tax Returns, “Straddle Period Tax Returns”).

18.7	For the purposes of Clause 18.6:

(a)	all Straddle Period Tax Returns shall be prepared in a manner consistent with past practices of the relevant Target Group Company unless otherwise required by applicable Law;

(b)	all Straddle Period Tax Returns shall be delivered by the Purchaser to Venator (or Venator’s duly authorised Representative(s)) in draft form for review, comment and approval by Venator (which approval shall not be unreasonably withheld, conditioned or delayed) by no later than the twentieth (20th) Business Day prior to the filing date of such Straddle Period Tax Return;

(c)	if it wishes to do so, Venator or its duly authorised Representatives (as applicable) shall notify the Purchaser in writing of any comments on the relevant Straddle Period Tax Returns within the Venator Response Period;

(d)	the Purchaser shall consider in good faith any comments made by Venator or its duly authorised Representatives which are received within the Venator Response Period in respect of the form and contents of the relevant Straddle Period Tax Return;

(e)	Venator, the Purchaser and each of their duly authorized Representatives shall be granted reasonable access to such books, records and other information, and shall be provided with such other reasonable assistance, including reasonable access to relevant personnel, as they reasonably require in order to enable them to comment on, prepare, agree and submit all Straddle Period Tax Returns; and

(f)	Venator and the Purchaser shall as soon as reasonably practicable deliver to the other copies (or, in the case of non-written communications, details) of all material correspondence sent to or received from any Tax Authority relating to any Straddle Period Tax Returns of any Target Group Company.

18.8	The Purchaser shall procure that the relevant Target Group Companies shall cause the Straddle Period Tax Returns mentioned in Clause 18.6 that have been approved by Venator to be signed and submitted to the appropriate Tax Authority on a timely basis.

18.9	Venator agrees that the Purchaser shall, at the cost of the relevant Target Group Company, have the right to conduct any correspondence, negotiations or other Proceedings with any Tax Authority with respect to Taxes in relation to any Straddle Period Tax Returns referred to in Clause 18.6 that are disputed, and of any appeal in relation thereto (“Straddle Period Tax Matter”), provided that the Purchaser shall not enter into any settlement of or otherwise compromise any such Straddle Period Tax Matter that adversely affects or can reasonably be expected to adversely affect the Tax liability of Venator or any of its Affiliates or its liability under this Agreement without the prior written consent of Venator, which consent shall not be unreasonably withheld, conditioned or delayed. The Purchaser shall keep Venator reasonably informed with respect to the commencement, status and nature of any Straddle Period Tax Matter. The Purchaser shall, in good faith, allow Venator and its duly authorized Representatives to make comments to the Purchaser regarding the conduct of or positions taken in any such Straddle Period Tax Matter, which comments shall be considered in good faith.

18.10	If, due to a shorter time limit applying in relation to the filing of a Straddle Period Tax Return, Venator and/or the Purchaser are unable to comply with the timing requirements specified in this Clause 18, then: (i) the parties shall, acting reasonably and in good faith, use all reasonable endeavours to give effect to this Clause 18 so as to provide the other party with sufficient notice and opportunity to review, comment on and approve any Straddle Period Tax Return before it is submitted; and (ii) if agreed to by the parties and permitted under applicable Laws, the Purchaser shall cause the relevant Target Group Company to apply for an extension to the filing date of such Tax Return.

18.11	Notwithstanding anything else in this Agreement, without the prior written consent of Venator (not to be unreasonably withheld, conditioned or delayed), in no event will the Purchaser amend (or permit to be amended) any Tax Return of a Target Group Company with respect to a Pre-Completion Tax Period, make any Tax election that has retroactive effect with respect to a Pre-Completion Tax Period, make any voluntary disclosure to a Tax Authority with respect to a Pre-Completion Tax Period that would reasonably be expected to result in any liability that would be borne by Venator or its Affiliates, or take any action on the Completion Date and after Completion outside of the ordinary course of business and not specifically contemplated by this Agreement (except as expressly permitted after following the procedures set forth in the other provisions of this Clause 18).

18.12	In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as relating to a Pre-Completion Tax Period for purposes of this Agreement shall be:

(a)	in the case of Taxes (i) based upon, or measured by, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable, determined based on an interim closing of the books as if the taxable year ended as of the close of business on the Completion Date, provided, however, any transactions that occur on the Completion Date and after Completion outside of the ordinary course of business and not specifically contemplated by this Agreement shall be treated as occurring on the date after the Completion Date; and

(b)	in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Completion Date and the denominator of which is the number of days in the entire Straddle Period.

Access and Conduct

18.13	Following Completion, the Purchaser shall, and shall procure that the Target Group Companies shall, and Venator shall, and shall procure that its duly authorized Representatives shall, in each case, provide the other party with reasonable access to such books, accounts, personnel, correspondence, documentation and other information and cooperation, in each case, as reasonably required: (i) for the purpose of enabling the requesting party to discharge its obligations and exercise its rights under this Clause 18, (ii) for the purpose of enabling the requesting party to comply with its Tax obligations or to facilitate the management of its Tax affairs, including in respect of any accounting obligations, with respect to the Target Group, and (iii) for the purpose of enabling the requesting party to comply with any pre-existing contractual obligations relating to (and receive the benefits of any pre-existing contractual relationships relating to) the Tax affairs of any Target Group Company. The parties shall, reasonably cooperate in good faith with each other in respect of any matters, determinations or obligations referred to in this Clause 18.13.

18.14	Any request for information or documents pursuant to Clause 18.13 shall be made by the requesting party in writing. The requesting party shall indemnify the other party for any out-of-pocket expenses incurred by such party in connection with providing any information or documentation pursuant to Clause 18.13. Any information obtained under Clause 18.13 shall be kept confidential, except as otherwise reasonably may be necessary in connection with the filing of Tax Returns or claims for refund or in conducting any Tax audit, dispute or contest.

PN 37 Filing

18.15	The Sellers shall, and Venator shall procure that they shall, (i) as soon as reasonably practicable after Completion and in any event no later than seven (7) days thereafter, notify the relevant Tax Authority in the PRC in writing and discuss the tax position and filing procedures related to their obligations under PN 37, and (ii) make, or cause to be made, all applicable filings and submit any relevant documents to the relevant Tax Authority in the PRC as required by PN 37 (the “PN 37 Filing”) within the time period required by the relevant Tax Authority in the PRC, in each case of (i) and (ii) in respect of the sale of the PRC Target Shares. Within the due date set by the relevant Tax Authority in the PRC, the Sellers shall, and Venator shall procure that they shall, pay, or cause to be paid, to the relevant Tax Authority in the PRC any Tax the PRC Seller is liable for in respect of the sale of the PRC Target Shares pursuant to this Agreement, save to the extent such Tax has been withheld by the Purchaser from the Consideration, in which case the Purchaser shall promptly pay such Taxes to the relevant Tax Authority in the PRC and provide to Venator copies of all official receipts or other evidence issued by the relevant Tax Authority in the PRC showing that the full amount of such Taxes has been paid to the relevant Tax Authority in the PRC within five (5) days of such payment save for any stamp duty payable by the Seller on the sale of the PRC Target Shares which shall be paid in accordance with Clause 28.2 (“PRC Tax Liabilities”). The Sellers shall, and Venator shall procure that they shall, provide the Purchaser with a reasonable opportunity to review the draft PN 37 Filing prior to the lodgement of such filing and shall consider in good faith any reasonable comments provided by the Purchaser reasonably in advance of the lodgement of such filing. Subject to Clause 5.3, the parties agree that the PN 37 Filing shall reflect the Initial Allocation for the PRC Target Shares. The Sellers shall, and Venator shall procure that they shall, further provide, or cause to be provided, to the Purchaser: (a) evidence of the submission of the PN 37 Filing as soon as reasonably practicable after such submission; and (b) copies of all official receipts or other evidence issued by the relevant Tax Authority in the PRC showing that the full amount of PRC Tax Liabilities has been paid to the relevant Tax Authority in the PRC within five (5) Business Days of such payment. The Purchaser shall, and shall cause the PRC Target to, reasonably cooperate with the Sellers and provide the Sellers, at the Sellers’ expense, with such assistance as may be reasonably requested by the Sellers as necessary for the preparation of the PN 37 Filing or any other submission to the relevant Tax Authority in the PRC in connection therewith.

18.16	Unless the PRC Seller fails to comply with its obligations under Clause 18.15 above, the Purchaser shall not, and shall procure that no Target Group Company shall, make any reporting or filings with, communicate with, or approach any Tax Authority in the PRC in relation to any matter pertaining to the PRC Tax Liabilities without taking into account Venatro and the PRC Seller’s reasonable comments on such reporting or filings. If the Purchaser or any Target Group Company directly receives from any Tax Authority in the PRC any determination, order, ruling, assessment or notice in connection with PRC Tax Liabilities, the Purchaser shall promptly notify Venator of the same, provide Venator with such determination, order, ruling, assessment or notice within five (5) days of receipt, and Venator shall have the sole and exclusive right to deal with the Tax Authority with respect to PRC Tax Liabilities.

18.17	Save as otherwise specifically provided for in this Agreement, each party shall bear its own Taxes in connection with the Transactions. For the avoidance of doubt, the Sellers shall remain responsible for and pay any applicable Tax on their gains derived from the sale of any of the Shares.

Tax Schedule

18.18	Except as otherwise provided herein, the provisions of Schedule 17 shall apply in relation to Taxation from Completion.

Section 1445 Withholding

18.19	With respect to any withholding required to be made under Section 1445 of the Code in connection with the transactions contemplated hereby, the Purchaser and Venator agree to cooperate in good faith to determine and agree on the amount of any such withholding. Without limiting the generality of the foregoing, the Purchaser (and any person acting on its behalf with respect to such matters) shall comply with all procedures and requirements set forth in the Code and associated U.S. Treasury Regulations in connection with such amounts deducted or withheld pursuant to Section 1445 of the Code (including the preparation, execution and timely submission of U.S. Internal Revenue Service Forms 8288 and 8288-A with respect thereto, as applicable) and shall timely remit all such amounts to the appropriate Tax Authority.

19.	ACCESS

From Completion, the Purchaser shall procure that the relevant Target Group Company shall, for a period of six (6) years following Completion, provide Venator and the Sellers, at Venator’s sole cost and expense, with such reasonable access to all books, records, accounts and other financial information which relate to the Target Group (insofar and limited to such portion as they record matters occurring on or before Completion and shall in no event be expanded to cover any privileged information, information relating to any trade secrets of the Business or such similar sensitive information as the Purchaser may at its sole discretion determine) at reasonable hours, in each case as the Sellers may reasonably request, only as is required for Venator’s tax or accounting purposes or to comply with any applicable Laws and on reasonable advance notice being given by Venator to the Purchaser.

20.	ANNOUNCEMENTS

20.1	Neither Venator or the Sellers on the one hand nor the Purchaser on the other hand (nor any of their respective Affiliates) shall make any announcement or any communication, whether internally or externally concerning or in connection with the subject matter of this Agreement or any other Transaction Document or any related or ancillary matter without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

20.2	Nothing in Clause 20.1 shall prevent any announcement or communication being made: (a) where such announcement or communication including the form and terms thereof has been agreed to between Venator and the Purchaser; or (b) to the extent required by applicable Laws or by the requirements of any relevant stock exchange, any Authority (including, for the avoidance of doubt, any Tax Authority) or any other authority having applicable jurisdiction, in each case having applicable jurisdiction; provided that the party proposing to make the announcement or the communication shall, to the extent permitted and practicable, first inform the other parties of its intention to do so and shall reasonably consider the reasonable comments of the other parties; provided further that where Venator, the Sellers or the Purchaser is so required to make any announcement, it shall promptly notify the other parties, where practicable and to the extent permitted by applicable Laws, before the announcement or communication is made and shall co-operate with the other parties regarding the timing and content of such announcement or communication and shall take any commercially reasonable action which the other parties may reasonably request to challenge the validity of such requirement.

20.3	Without limiting the foregoing, on or shortly after the date of this Agreement, the parties shall: (a) issue an announcement containing details of the Transactions in the form and on the terms to be mutually agreed to between Venator and the Purchaser (which shall constitute the agreed form of disclosure with respect to Venator required by its relevant stock exchange and related rules), and (b) discuss and cooperate in good faith to mutually agree on any other communication plans in respect of the Transactions (including with respect to customers, service providers, employees or otherwise).

21.	FURTHER ASSURANCE

Venator and the Sellers shall execute and deliver or procure the execution and delivery of, all such instruments and documents and shall take all such actions as reasonably necessary to consummate the Transactions including to effect the sale and purchase of the Shares and to implement and give effect to the transfer of the Shares.

22.	ENTIRE AGREEMENT

22.1	This Agreement, the other Transaction Documents and the Confidentiality Agreement together set out the entire agreement between the parties relating to, in particular, the sale and purchase of the Business and the Shares, and save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior agreements, undertakings, representations, warranties, promises, assurances or arrangements of any nature whatsoever, whether or not in writing, relating thereto.

22.2	Each party acknowledges and agrees that in entering into this Agreement and the other Transaction Documents it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, or other provision made by or on behalf of each other party, any of its Representatives or any other person (whether party to this Agreement or not), whether written or oral, express or implied, which is not expressly set out in this Agreement or any other Transaction Document.

22.3	Save as expressly set out in this Agreement, the only right of any party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights (including those in tort or arising under statute) and, in respect of any breach of this Agreement; provided that nothing shall limit any equitable remedy in respect of Clause 16. Save as expressly set out in this Agreement, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Completion, and each party waives any rights of rescission or termination it may have.

22.4	If there is any conflict between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail as between the parties to this Agreement unless:

(a)	such other Transaction Document expressly states that it overrides this Agreement in the relevant respect; and

(b)	Venator, the Sellers and the Purchaser are either also parties to that other Transaction Document or otherwise expressly agree in writing that such other Transaction Document shall override this Agreement in the relevant respect.

22.5	For the avoidance of doubt, it is hereby agreed that all instruments, agreements or documents of any nature used or executed to implement any transfer of any Shares as contemplated by this Agreement shall not limit, replace, novate or in any manner prejudice any obligations that either of the parties may have assumed under this Agreement in relation to the transfer of the Shares. In case of conflicts between the provisions of such instruments, agreements or documents and the provisions of this Agreement, the latter shall prevail.

22.6	This Clause 22 shall not exclude any liability for or remedy in respect of fraud.

23.	WAIVER AND VARIATION

23.1	A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

23.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed to be a waiver of any subsequent breach or default.

23.3	No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of Venator and the Purchaser. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

24.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

25.	ASSIGNMENT AND SUCCESSORS

25.1	Except as provided in this Agreement or other Transaction Documents or as Venator and the Purchaser specifically agree in writing, no person shall assign, transfer, charge, hold on trust or otherwise deal with or encumber all or any of its rights under this Agreement or any other Transaction Document nor grant, declare, create or dispose of any right or interest in any of them. Any purported assignment in contravention of this Clause 25 shall be void.

25.2	Subject to Clause 25.4, the Purchaser may assign the benefit of or any right or interest under this Agreement and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced by: (a) any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Purchaser (or any member of the Purchaser Group) for the acquisition of the Shares, by way of security, or any refinancing thereof, or (b) any of its Affiliates; provided that, (i) notwithstanding any such assignment, Venator may, unless it receives written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement; and (ii) in no event may any such assignment result in a reduction of amounts payable to or for the benefit of Venator or the Sellers under this Agreement.

25.3	Any such person to whom an assignment is made under this Clause 25 may itself make an assignment as if it were the Purchaser under this Clause 25.

25.4	Any assignment made pursuant to this Clause 25 shall be on the basis that:

(a)	Venator may continue to discharge its obligations under this Agreement to the Purchaser (and, in the case of subsequent assignments, the relevant assignor) until Venator receives written notice of the relevant assignment;

(b)	the liability of Venator or any member of the Seller Group (as applicable) to any assignee shall not be greater than Venator’s or the relevant member of the Seller Group’s (as applicable) liability to the Purchaser; and

(c)	the Purchaser will remain liable for any obligations under this Agreement.

25.5	This Agreement shall be binding on and continue for the benefit of the successors and assignees of each party.

26.	PAYMENTS and SET OFF

26.1	Any payment to be made pursuant to this Agreement by the Purchaser to Venator or any member of the Seller Group, as the case may be, shall be made to the Sellers’ Bank Account by way of electronic transfer in immediately available funds in USD on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a full and valid discharge by the Purchaser of its obligations to make such payment.

26.2	Any payment to be made pursuant to this Agreement by Venator to the Purchaser shall be by way of electronic transfer of immediately available funds in USD to such account of the Purchaser as to be notified to Venator, on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a full and valid discharge by Venator of its obligations to make such payment.

26.3	To the extent that any payment is made by the Purchaser to Venator under this Agreement, such payment is received by Venator as agent for and on behalf of each relevant Seller.

26.4	To the extent that any payment is made by Venator pursuant to Clause 4 in respect of the final Consideration, such payment is received by the Purchaser as principal, and is made by Venator as agent acting for and on behalf of each of the Sellers.

26.5	All payments made by the Purchaser under this Agreement, or any of the other Transaction Documents, shall be made free from any deduction or withholding for Taxes, except for such deductions or withholdings as are required to be made by Law (and provided, further, that deductions or withholding in connection with Section 1445 of the Code shall be determined pursuant to Clause 18.19) unless otherwise required by a change in applicable Law. The Purchaser shall use commercially reasonable efforts to provide Venator with ten (10) Business Days advance written notice of any such withholding, which notice shall include the proposed amount and calculation for the deduction or withholding; provided, that any notice and determination of any withholding under Section 1445 of the Code shall be governed by Clause 18.19. If any deductions or withholdings for Taxes are required by Law to be made from any such payments (including pursuant to Section 1445 of the Code), such deducted or withheld amount shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

27.	NOTICES

27.1	Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 27.2 and served:

(a)	by hand, in which case it shall be deemed to have been given on the date of delivery;

(b)	by registered post, in which case it shall be deemed to have been given on the third (3rd) Business Day after it was put into the post (for post within the same country) or on the sixth (6th) Business Day after it was put into the post (for post sent from one country to another); or

(c)	by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt, provided that any written notice despatched after 6:00 p.m. (local time at the place of receipt) or on a Saturday, Sunday or public holiday in the place of receipt shall be deemed given at 9.00 a.m. (local time at the place of receipt) on the next day which is not a Saturday, Sunday or public holiday in the place of receipt.

27.2	Notices under this Agreement shall be sent for the attention of the person and to the address, or e-mail address, subject to Clause 27.3, as set out below:

For Venator:

Name:	Venator Materials PLC

For the attention of:	Russ Stolle and Justin Phillipson

Address:	Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD

E-mail address:	russ_stolle@venatorcorp.com / justin_phillipson@venatorcorp.com with a copy to (which shall not constitute notice):

Name:	Latham & Watkins (London) LLP

For the attention of:	Ed Barnett / Farah O’Brien

Address:	99 Bishopsgate, London EC2M 3XF

E-mail address:	edward.barnett@lw.com / farah.o’brien@lw.com

For the Purchaser:

Name:	Cathay Pigments Holdings Limited

For the attention of:	Anna Li

Address:	901A, Chinachem Golden Plaza, 77 Mody Road, TST East, Kowloon, Hong Kong

E-mail address:	anna_li@cathayindustries.com; master@cathayindustries.com

with a copy to (which shall not constitute notice):

Name:	White & Case

For the attention of:	Steve Sha

Address:	16th Floor, York House, The Landmark, 15 Queen’s Road Central, Hong Kong

E-mail address:	steven.sha@whitecase.com

27.3	Any party to this Agreement may notify the other parties in writing of any change to its address or other details specified in Clause 27.2 provided that such notification shall only be effective on the date specified in such written notice or five (5) Business Days after the written notice is given, whichever is later.

27.4	Any written notice to be given to or by Venator or any member of the Seller Group including the Sellers under this Agreement shall be deemed to have been properly given if it is given to or by Venator.

28.	COSTS

28.1	Except as otherwise provided in this Agreement, each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

28.2	The Purchaser shall bear the cost of all notarial fees and all registration, stamp duty reserve Tax, stamp duty, stamp, documentary, sales, use, registration, or value-added Taxes in all jurisdictions where such fees, Taxes and duties are payable as a result of either the execution of this Agreement or any other Transaction Documents or the consummation of any Transactions contemplated thereunder, save for any stamp duties in the PRC which will be borne equally by the Purchaser and Venator. The Purchaser and Venator shall each bear fifty percent (50%) of all other transfer or other similar Taxes (including any applicable real estate transfer Taxes) and other duties or their equivalents in all jurisdictions where such Taxes and duties are payable as a result of either the execution of this Agreement or any other Transaction Documents or the consummation of any Transactions contemplated thereunder (such Taxes, “Transfer Taxes”).

28.3	Except as otherwise required by Law, the Purchaser shall be responsible for arranging the payment of all such fees, Taxes and duties, including filing any Tax Returns required and fulfilling any other administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment; provided, that Venator shall promptly remit to the Purchaser its portion of Transfer Taxes as determined under Clause 28.2. The parties shall reasonably cooperate, and shall cause the relevant members of the Target Group to reasonably cooperate, with each other in connection with any such filings or reporting obligations.

29.	RIGHTS OF THIRD PARTIES

29.1	Save as expressly set out in this Agreement, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

30.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

31.	GOVERNING LAW AND JURISDICTION

31.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of England. For the avoidance of doubt, the transfer of the Shares shall be effected in accordance with the Laws of the respective Target Group Company’s jurisdiction of incorporation.

31.2	Any Dispute shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) under the Arbitration Rules of the SIAC in force (the “Rules”) when the Notice of Arbitration is submitted in accordance with these Rules which are deemed to be incorporated by reference into this Clause 31.2. The seat of arbitration shall be Singapore and the number of arbitrators shall be three. The language to be used in the arbitral proceedings shall be English and all documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation. Service of any Notice of Arbitration made pursuant to this Clause 31.2 shall be made in accordance with the Rules at the addresses or at the email address given for the sending of notices under this agreement at Clause 27.2. Any award of the arbitrator shall be made in writing and shall be final and binding on the parties from the day it is made. The parties undertake to carry out the award without delay.

31.3	For the purposes of this Clause 31, “Dispute” means any dispute, controversy or claim arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

This Agreement has been executed and takes effect on the date stated at the beginning of it.

EXECUTED by	)

VENATOR MATERIALS PLC	)

acting by an authorised signatory,	)	/s/ KURT OGDEN

	)	Name: Kurt Ogden

	)	Title: EVP & CFO

[Signature page to Share Purchase Agreement]

EXECUTED by	)

VENATOR MATERIALS LLC	)

acting by an authorised signatory,	)	/s/ KURT OGDEN

	)	Name: Kurt Ogden

	)	Title: EVP & CFO

[Signature page to Share Purchase Agreement]

EXECUTED by	)

VENATOR ITALY S.R.L	)

acting by an authorised signatory,	)	/s/ BERTRAND DEFOORT

	)	Name: Bertrand Defoort

	)	Title: Director

[Signature page to Share Purchase Agreement]

EXECUTED by	)

VENATOR P&A HOLDINGS UK LIMITED	)

acting by an authorised signatory,	)	/s/ KURT OGDEN

	)	Name: Kurt Ogden

	)	Title: EVP & CFO

[Signature page to Share Purchase Agreement]

EXECUTED by	)

VENATOR FAR EAST LIMITED	)

acting by an authorised signatory,	)	/s/ KURT OGDEN

	)	Name: Kurt Ogden

	)	Title: EVP & CFO

[Signature page to Share Purchase Agreement]

EXECUTED by	)

VENATOR HOLDINGS GERMANY GMBH	)

acting by an authorised signatory,	)	/s/ JUSTIN PHILLIPSON

	)	Name: Justin Phillipson

	)	Title: Managing Director

[Signature page to Share Purchase Agreement]

EXECUTED by	)

CATHAY PIGMENTS HOLDINGS LIMITED	)

acting by an authorised signatory,	)	/s/ LI, ANNA YAO YU

	)	Name: Li, Anna Yao Yu

	)	Title: Director

[Signature page to Share Purchase Agreement]